Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
DATED AS OF MAY 4, 2011
BY AND AMONG
INC RESEARCH, LLC,
TRIANGLE TWO ACQUISITION CORP.
AND
KENDLE INTERNATIONAL INC.

i

TABLE OF CONTENTS
(Continued)

ii

INDEX OF DEFINED TERMS

Page
Acceptable Confidentiality Agreement	46
Acquisition Proposal	44
affiliate	67
Affiliate Transaction	23
Agreement	1
Antitrust Law	14
Avista	33
Business Day	67
Capitalization Date	11
Certificate of Merger	1
Certificates	4
Change in Company Recommendation	42
Claim	49
Closing	1
Closing Date	1
Code	20
Commitment Letters	33
Company	1
Company Benefit Plan	20
Company Common Stock	2
Company Disclosure Schedule	9
Company Dissenting Shares	9
Company Employment Agreement	24
Company ERISA Affiliate	21
Company Financial Statements	15
Company Indemnified Parties	49
Company Option	6
Company Permits	16
Company Projections	35
Company Recommendation	30
Company SEC Documents	14
Company Shareholders Meeting	41
Company Stock Plans	6
Compliant	57
Confidentiality Agreement	42
Consent Solicitation	7
Data Room	35
Debt Commitment Letters	33
Debt Financing	52
Debt Financing Sources	71
Debt Offer	7
Debt Payoff	55

i

Page
Dissenters Determination Date	9
Effective Time	1
Environmental Law	18
Equity Commitment Letters	33
Equity Financing	33
ERISA	20
Exchange Act	14
Exchange Agent	4
Exchange Fund	4
Financing	52
Foreign Company Benefit Plan	22
GAAP	57
Governmental Entity	13
GWB	14
Hazardous Substance	18
HSR Act	14
Indebtedness	37
Indenture	8
Intellectual Property	24
Internal Restructuring	55
JPMorgan	30
Knowledge	15
Laws	16
Legal Action	17
Liabilities	15
Liens	13
Losses	63
Marketing Period	56
material adverse effect	10
Material Contract	27
Material Customer	26
Maximum Premium	50
Merger	1
Merger Consideration	3
Merger Sub	1
Nasdaq	14
Notice Period	47
Offer Documents	8
ORC	1
Parent	1
Parent Expenses	62
Parent material adverse effect	32
Performance-Based Award	7
person	67

ii

Page
Present Fair Salable Value	29
Proceeding	68
Proxy Statement	40
reasonable inquiry	15
Remuneration	31
Representatives	44
Required Company Vote	30
Required Information	54
Restricted Share	6
Reverse Termination Fee	63
Rights Agreement	2
Sarbanes-Oxley Act	14
SEC	9
Section 16 Officer	51
Securities	7
Securities Act	12
Solvent	29
Sponsor Guarantees	63
Subsidiary	10
Superior Proposal	48
Supplemental Indenture	8
Surviving Entity	2
Survivor Class A Common Stock	3
Survivor Class B Common Stock	3
tax	19
Technology	24
Termination Fee	62
Time-Based Award	6
U.S.	5
Violation	13
Voting Debt	11
Walk-Away Date	60
WARN Act	23

iii

EXHIBITS
Exhibit A-1 Amended and Restated Articles of Incorporation of the Surviving Entity
Exhibit A-2 Amended and Restated Code of Regulations of the Surviving Entity

1

     AGREEMENT AND PLAN OF MERGER dated as of May 4, 2011 (this “Agreement”) is by and among INC Research, LLC, a Delaware limited liability company (“Parent”), Triangle Two Acquisition Corp., an Ohio corporation and a subsidiary of Parent (“Merger Sub”), and Kendle International Inc., an Ohio corporation (the “Company”).
W I T N E S S E T H:
     WHEREAS, each of the respective Boards of Directors of Parent and the Company has approved, and deemed it in the best interests of its shareholders to consummate, and Parent, as the sole shareholder of Merger Sub, has approved, the business combination and other transactions provided for herein, including the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the applicable provisions of the Ohio Revised Code (the “ORC”), and upon the terms and subject to the conditions set forth herein;
     WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     1.1 Effective Time of Merger. Subject to the provisions of this Agreement, a certificate of merger (the “Certificate of Merger”) shall be duly prepared, executed by the Company and Merger Sub and thereafter delivered to the Secretary of State of the State of Ohio for filing, as provided in the ORC, on the Closing Date. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Ohio or at such time thereafter as is agreed upon in writing by Parent and the Company and provided for in the Certificate of Merger (the “Effective Time”).
     1.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, on the date (the “Closing Date”) that is the second business day after the satisfaction or waiver (subject to applicable Law) of the last to be satisfied or waived of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied at the Closing), unless another time or date is agreed to in writing by the parties hereto; provided that, if the Marketing Period has not ended at such time, the Closing shall not occur until the earlier to occur of (i) a date during the Marketing Period specified by Parent on not less than three (3) Business Days written notice to the Company and (ii) the first Business Day following the final day of the Marketing Period (subject in each case to the satisfaction (and continued satisfaction) or waiver of all the conditions set forth in Article VI for the Closing as of the date determined pursuant to this proviso). The Closing shall be held at the offices of the Company in Cincinnati unless another place is agreed to in writing by the parties hereto.

     1.3 Effects of the Merger. At the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger and as a subsidiary of Parent. The Merger will have the effects set forth in the ORC. As used in this Agreement, “Surviving Entity” shall mean the Company, at and after the Effective Time, as the surviving entity in the Merger.
     1.4 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of the Company as the Surviving Entity shall be amended and restated in the form attached hereto as Exhibit A-1, and such Articles of Incorporation shall be the Articles of Incorporation until thereafter amended.
     1.5 Code of Regulations. At the Effective Time, the Code of Regulations of the Company as the Surviving Entity shall be amended and restated in the form attached hereto as Exhibit A-2, and such Code of Regulations shall be the Code of Regulations until thereafter amended.
     1.6 Directors and Officers of the Surviving Entity.
     (a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Entity immediately following the Effective Time, to hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Articles of Incorporation and Code of Regulations of the Surviving Entity.
     (b) The officers of the Company as of the Effective Time shall be the officers of the Surviving Entity, until their respective successors are duly appointed and qualified or their earlier resignation or removal or otherwise ceasing to be an officer in accordance with the Articles of Incorporation and Code of Regulations of the Surviving Entity.
ARTICLE II
EFFECTS OF THE MERGER
     2.1 Effect on Capital Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of common stock, without par value, of the Company (together with any associated Rights, as such term is defined in the Shareholder Rights Agreement, dated August 14, 2009, between the Company and American Stock Transfer & Trust the Company LLC, as Rights Agent (the “Rights Agreement”), the “Company Common Stock”):
     (a) Cancellation of Treasury Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock shall be cancelled and extinguished and shall cease to exist.
     (b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock to be cancelled in accordance with Section 2.1(a), (ii) shares of Company Common Stock owned by Parent immediately prior to the Effective Time, which shares shall, at the Effective Time, be cancelled and extinguished and shall cease to exist for no consideration, (iii) shares of Company Common Stock owned by any direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time, which shares shall, at the Effective Time, be cancelled and extinguished and shall cease to exist for no consideration, and (iv) Company Dissenting Shares, which shall be treated in accordance with Section 2.6) shall be cancelled and extinguished and shall cease to exist and automatically converted into the right to receive $15.25 in cash without any interest thereon (the “Merger Consideration”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist, and each certificate previously representing any such shares (or book entry representing any such non-certificated shares) shall thereafter represent only the right to receive the Merger Consideration, in respect of such shares upon the surrender of the certificate or book entry representing such shares in accordance with Section 2.2 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.3).
     (c) Capital Stock of Merger Sub. Each share of class A common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be, without any further action on the part of the shareholders of Merger Sub, converted into and become one validly issued, fully paid and non-assessable share of class A common stock, par value $0.01 per share, of the Surviving Entity (the “Survivor Class A Common Stock”). Each share of class B common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be, without any further action on the part of the shareholders of Merger Sub, converted into and become one validly issued, fully paid and non-assessable share of class B common stock, par value $0.01 per share, of the Surviving Entity (the “Survivor Class B Common Stock”) (the shares of Survivor Class A Common Stock into which the shares of Merger Sub capital stock are so converted, along with the shares of Survivor Class B Common Stock into which shares of Merger Sub capital stock are so converted, shall be the only shares of the Surviving Entity’s capital stock that are issued and outstanding immediately after the Effective Time).
     (d) Adjustments. The Merger Consideration shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.
     2.2 Surrender and Payment.
     (a) Prior to the date of mailing of the Proxy Statement, Parent shall appoint an agent (the “Exchange Agent”) reasonably acceptable to the Company for the purpose of exchanging certificates or book entries, as applicable, which immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Certificates”), for the applicable Merger Consideration pursuant to an exchange agent agreement in form and substance reasonably satisfactory to the Company. On or before the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, the Merger Consideration to be exchanged or paid in accordance with this Article II (such amount being hereinafter referred to as the “Exchange Fund”). The Surviving Entity shall, or shall cause the Exchange Agent to, send to each holder of record of shares of Company Common Stock immediately prior to the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, promptly after the Effective Time, (i) a letter of transmittal for use in such exchange (which shall specify that the delivery of the applicable Merger Consideration shall be effected, and risk of loss and title in respect of the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions to effect the surrender of the Certificates in exchange for the applicable Merger Consideration. Notwithstanding anything to the contrary contained in this Agreement, the Exchange Agent shall not disburse any part of the Exchange Fund until the Dissenters Determination Date (as defined in Section 2.6). Pending its disbursement in satisfaction of such obligations, the Exchange Fund shall be invested by the Exchange Agent as directed by Parent. Upon the date that is one (1) Business Day after the Dissenters Determination Date, the Exchange Agent shall disburse to Parent that portion of the Exchange Fund (if any) attributable to Company Dissenting Shares. If a holder of Company Dissenting Shares effectively withdraws its demand for, or loses its rights to, payment of fair cash value pursuant to Section 1701.85 of the ORC with respect to any Company Dissenting Shares, (i) such Company Common Stock shall cease to be Company Dissenting Shares and (ii) Parent shall make available or cause to be made available to the Exchange Agent additional funds in an amount equal to the product of (x) the number of Company Dissenting Shares for which the holder has withdrawn its demand for, or lost its rights to, payment of fair cash value pursuant to 1701.85 of the ORC and (y) the Merger Consideration. Nothing contained in this Section 2.2(a) and no investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration.
     (b) Each holder of shares of Company Common Stock that have been converted into the right to receive the applicable Merger Consideration upon surrender to the Exchange Agent of a Certificate or Certificates, together with a properly completed letter of transmittal covering such shares and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive the applicable Merger Consideration payable in respect of such shares of Company Common Stock. Certificates surrendered shall forthwith be cancelled as of the Effective Time. Until so surrendered, each such Certificate, following the Effective Time, shall represent for all purposes only the right to receive the applicable Merger Consideration. No interest shall be paid or accrued for the benefit of holders of the Certificates on cash amounts payable upon the surrender of such Certificates pursuant to this Section 2.2.

     (c) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, any Certificate formerly representing shares of Company Common Stock is presented to the Surviving Entity, it shall, subject to the terms and conditions of this Agreement, be cancelled and exchanged for the applicable Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.
     (d) None of Parent, Merger Sub, the Company or any of their respective Subsidiaries or affiliates shall be liable to any holder of shares of Company Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     (e) Each of the Exchange Agent, the Surviving Entity and Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of shares of Company Common Stock, such amounts as the Exchange Agent, the Surviving Entity or Parent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of United States (“U.S.”) federal, state or local tax Law or any other non-U.S. tax Law or any other applicable legal requirement. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Entity or Parent, such amounts withheld from the Merger Consideration shall be treated for all purposes of this Agreement as having been received by the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Entity or Parent.
     (f) Any portion of the Merger Consideration (including any interest received with respect thereto) supplied to the Exchange Agent which remains unclaimed by the holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his Certificates for the applicable Merger Consideration in accordance with this Section 2.2 prior to the time of demand shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) as a general creditor thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property to any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.
     2.3 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration in respect of the shares of Company Common Stock represented by such lost, stolen or destroyed Certificates; provided that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
     2.4 Treatment of Company Equity Awards.
     (a) Company Options. At the Effective Time, the right to receive shares of Company Common Stock pursuant to the exercise of any stock options (each, a “Company Option”) granted pursuant to the Company stock plans listed in Section 2.4(a) of the Company Disclosure Schedule (the “Company Stock Plans”) that are outstanding immediately prior to the Effective Time, whether or not vested, shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), a cash payment from Parent or the Surviving Entity equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Company Option, multiplied by (ii) the number of shares covered by such Company Option, less any required withholding taxes.
     (b) Restricted Stock. At the Effective Time, each outstanding share of restricted stock granted under the Company Stock Plans, vested or unvested (each a “Restricted Share”), shall as of the Effective Time become fully vested and free of any forfeiture restriction and converted into the right to receive from Parent or the Surviving Entity, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), an amount in cash equal to the Merger Consideration, less any required withholding taxes.
     (c) Time-Based Awards. At the Effective Time, the right to receive shares of Company Common Stock or cash in respect of outstanding time-based restricted stock units under the Company Stock Plans (each, a “Time-Based Award”), whether or not vested, shall be cancelled and shall only entitle the holder of such Time-Based Award to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), a cash payment from Parent or the Surviving Entity equal to (i) the number of shares of Company Common Stock issuable pursuant to the Time-Based Award, multiplied by (ii) the Merger Consideration, less any required withholding taxes.
     (d) Performance-Based Awards. At the Effective Time, the right to receive shares of Company Common Stock or cash in respect of outstanding performance-based restricted stock unit awards under the Company Stock Plans (each, a “Performance-Based Award”), whether or not vested, shall be cancelled and shall only entitle the holder of such Performance-Based Award to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), a cash payment from Parent or the Surviving Entity equal to (i) the number of shares of Company Common Stock issuable pursuant to the

Performance-Based Award multiplied by (ii) the Merger Consideration, less any required withholding taxes.
     (e) Prior to the Effective Time, the Company shall use its reasonable best efforts to take all such actions as may be required to effectuate the provisions of this Section 2.4. The Company shall take all actions necessary to terminate, effective as of immediately prior to the Effective Time, Company Stock Plans and any other plan, program or arrangement (or provision thereof) for the issuance or grant of any interest in respect of shares of Company Common Stock and ensure that neither the Company nor any of its Subsidiaries will, as of the Effective Time, be bound by any rights under the Company Stock Plans or any other plan, program or arrangement (or provision thereof) providing for the issuance or grant of any interest in respect of shares of Company Common Stock.
     (f) Each of the Exchange Agent, the Surviving Entity and Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of a Stock Option, Restricted Share, Time-Based Award or Performance-Based Award, such amounts as the Exchange Agent, the Surviving Entity or Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of U.S. federal, state or local tax Law or any other non-U.S. tax Law or any other applicable legal requirement. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Entity or Parent, such amounts withheld from the Merger Consideration shall be treated for all purposes of this Agreement as having been received by the holder of the Stock Option, Restricted Share, Time-Based Award or Performance-Based Award, as applicable, in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Entity or Parent.
     2.5 Treatment of Securities; Indentures.
     (a) If requested by Parent, the Company shall commence, or shall use its reasonable best efforts to assist Parent or an affiliate of Parent or the Company, at Parent’s option, in commencing (i) an offer to purchase the Securities (as defined below) (the “Debt Offer”) or (ii) a consent solicitation to solicit the consent of holders of the Securities (as defined below) to certain amendments as specified by Parent, to the covenants in the Indenture (as defined below) and/or the Supplemental Indenture (the “Consent Solicitation”), with respect to all of the outstanding aggregate principal amount of the 3.375% Convertible Senior Notes due July 15, 2012 (the “Securities”) on the terms and conditions reasonably satisfactory to Parent and the Company, and otherwise send out any required notices and comply with the terms of the Indenture and the Supplemental Indenture. The closing of the Debt Offer and Consent Solicitation shall be conditioned upon the completion of the Merger and shall provide that the Securities be accepted for payment by the Surviving Entity immediately upon the completion of the Merger. Concurrent with the Effective Time, Parent shall cause the Surviving Entity to accept for payment and thereafter promptly pay for the Securities that have been properly tendered and not properly withdrawn pursuant to the Debt Offer and in accordance with the Debt Offer. Furthermore, if requested by Parent, the Company shall assist Parent in causing all derivative instruments related to the Securities or the Company Common Stock, including all hedging agreements and warrants, to be terminated prior to the Effective Time.
     (b) The Company covenants and agrees that, promptly following the Consent Solicitation expiration date, assuming the requisite consents are received in the Consent Solicitation, each of the Company and its applicable Subsidiaries as is necessary (i) shall (and shall use their commercially reasonable efforts to cause the applicable trustee to) execute a supplemental indenture and related certificates, in form reasonably satisfactory to the Company, to the Indenture, dated as of March 31, 2007 (the “Indenture”) and the Supplemental Indenture No. 1 dated July 16, 2007 (the “Supplemental Indenture”), between the Company and LaSalle Bank, National Association, as trustee, which supplemental indenture shall become operative only concurrently with the Effective Time, and (ii) shall provide any required certificate or opinion and any other documentation required by the terms of the Indenture and the Supplemental Indenture.
     (c) Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offer and the Consent Solicitation (collectively, the “Offer Documents”) and provide the Company with a reasonable opportunity to comment on such documents. Parent and the Company shall, and shall cause their respective Subsidiaries to and shall use their respective commercially reasonable efforts to cause their respective Representatives to, reasonably cooperate with each other in the preparation of the Offer Documents. The Offer Documents (including all amendments or supplements) and all mailings to the holders of the Securities in connection with the Debt Offer and the Consent Solicitation shall be subject to the prior review of the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offer or the Consent Solicitation, as applicable, any information in the Offer Documents should be discovered by the Company and its subsidiaries, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, following which an appropriate amendment or supplement describing such information shall be prepared by Parent and disseminated to the holders of the Securities.
     2.6 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, to the extent required by the ORC, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and that are held by any holder of shares who was a record holder of Company Common Stock as to which such holder seeks relief as of the date fixed for determination of holders of shares entitled to notice of the Company Shareholders Meeting, and who files with the Company within ten (10) days after such vote at the Company

Shareholders Meeting (the “Dissenters Determination Date”) a written demand to be paid the fair cash value for such shares of Company Common Stock that have not been voted in favor of the proposal to adopt this Agreement at the Company Shareholders Meeting in accordance with Sections 1701.84 and 1701.85 of the ORC (the “Company Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration unless and until such holder fails to demand payment properly or otherwise waives, withdraws or loses such holder’s rights as a dissenting shareholder, if any, under Section 1701.85 of the ORC. From and after the Effective Time the holders of such Company Dissenting Shares shall be entitled to such rights as are granted in accordance with, and to the extent of, the provisions of Sections 1701.84 and 1701.85 of the ORC. At the Effective Time, all Company Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose its rights as a dissenting shareholder under Section 1701.85 of the ORC or other applicable Law, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1701.85 of the ORC, then each such Company Dissenting Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall deliver prompt notice to Parent of any demands delivered in accordance with Section 1701.85 of the ORC, any withdrawals of such demands and any other instruments served pursuant to the ORC and received by the Company relating to rights of the Company Dissenting Shares, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the ORC. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
     3.1 Representations and Warranties of the Company. Except (x) with respect to any subsection of this Section 3.1, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the Company Disclosure Schedule shall be deemed to be included in each other subsection of the Company Disclosure Schedule with respect to which the relevance of such information thereto would be reasonably apparent) or (y) as disclosed in Company SEC Documents filed by the Company with, or furnished by the Company to, the Securities and Exchange Commission (the “SEC”) on or after March 16, 2009 and at least two (2) Business Days prior to the date of this Agreement, and publicly available as of the date of this Agreement (excluding any cautionary, predictive or forward-looking statements set forth in any section of such Company SEC Documents, including any statements in any section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”), the Company represents and warrants (subject to the limitation set forth in subsection (w) of this Section 3.1) to Parent and Merger Sub as follows:
     (a) Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio,

has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except (other than with respect to the Company’s due organization, valid existence and good standing) than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company. The Articles of Incorporation and Code of Regulations of the Company, copies of which were previously made available to Parent, are true, complete and correct copies of such documents as in effect on the date of this Agreement. Section 3.1(a) of the Company Disclosure Schedule lists all of the Company’s Subsidiaries. Each of the Company’s Subsidiaries is a corporation, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (or the local law equivalent) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company. As used in this Agreement:
     (i) the word “Subsidiary” when used with respect to any person means any other person, whether incorporated or unincorporated, of which at least a majority of (i) the securities or other interests (or in the case of a partnership, the general partnership interests) or (ii) ordinary voting power is directly or indirectly owned or controlled by the first person or by any one or more of its Subsidiaries, or by the first person and one or more of its Subsidiaries; provided that Parent and its Subsidiaries shall not be regarded as Subsidiaries of the Company for purposes of this Agreement unless otherwise expressly provided herein;
     (ii) any reference to the term “material adverse effect” means, with respect to the Company, any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate, has, or would be reasonably expected to have, a material adverse effect on the financial condition, properties, businesses or results of operations of the Company and its Subsidiaries taken as a whole; provided that, for purposes of this clause (ii) the following (alone or in combination) shall not be deemed to have a “material adverse effect”: any change or event caused by or resulting from (A) changes in prevailing economic, political or market conditions, (B) changes in generally accepted accounting principles or requirements or interpretations thereof, (C) changes in applicable Laws or interpretations thereof by any Governmental Entity relating to the industries or markets in which the Company or any of its Subsidiaries is operated, (D) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof or any action taken pursuant to and in accordance with this Agreement, (E) any outbreak of major hostilities, act of terrorism, act of God or other force majeure event occurring after the date of this Agreement, (F) changes in the Company’s stock price or trading volume (unless due to a change or event that would separately constitute a “material adverse effect” with respect to the Company), or (G) any reclassification, in accordance with GAAP or requirements or interpretations thereof, of the Company’s obligations with respect to the Securities from long-term indebtedness to current indebtedness on the Company’s balance sheet, except, in the case of clauses (A), (B), (C) or (E), to the extent such changes or developments have a disproportionate effect on the Company and its Subsidiaries as compared to other participants in their industry.
          (b) Capital Structure.
          (i) The authorized capital stock of the Company consists of 45,000,000 shares of Company Common Stock and 100,000 shares of Preferred Stock. As of the close of business on May 2, 2011 (the “Capitalization Date”), (A) 14,998,538 shares of Company Common Stock were issued and outstanding (including issued shares of unvested restricted stock), (B) 23,052 shares of Company Common Stock were held in treasury, (C) 3,150,000 shares of Company Common Stock were reserved for issuance under the Securities, and (D) 4,000,000 shares of Company Common Stock were reserved for issuance under the Company Options, Time-Based Awards and Performance-Based Awards. Section 3.1(b)(i) of the Company Disclosure Schedule sets forth a schedule of the holders (the specific identities of whom may be redacted as may be required by applicable Laws) of Restricted Shares, Company Options, Time-Based Awards and Performance-Based Awards and the respective number of shares of Company Common Stock subject to each outstanding Restricted Share, Company Option, Time-Based Award and Performance-Based Award, and the grant date, exercise, conversion, or purchase price (if applicable), expiration date and vesting date(s) with respect thereto as of May 2, 2011. All issued and outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued pursuant to the exercise or settlement of Company Options, Time-Based Awards and Performance-Based Awards and conversion of the Securities, are duly authorized. All issued and outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued pursuant to the exercise or settlement of Company Options, Time-Based Awards and Performance-Based Awards and conversion of the Securities, will be, when issued in accordance with the terms thereof, validly issued, fully paid and nonassessable and not subject to preemptive rights.
          (ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of the Company are issued or outstanding other than as may be provided in the Securities.
          (iii) Except (A) as set forth in Section 3.1(b)(i) or Section 3.1(b)(iii) of the Company Disclosure Schedule, as of the Capitalization Date and (B) for Rights issued pursuant to the Rights Agreement, there are no outstanding shares of capital stock of, or other equity or voting interest in, the Company, options, warrants, calls, stock appreciation rights, phantom stock rights, stock unit rights or similar rights, commitments or agreements of any character to which the Company or any Subsidiary of the Company is a party or by which it or any such Subsidiary is bound obligating the Company or any

Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, other equity interests or any Voting Debt of the Company or of any Subsidiary of the Company (including, for this purpose, Parent) or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, stock appreciation right, phantom stock right, stock unit right or similar right, commitment or agreement. There are no outstanding contractual obligations of the Company or any of its Subsidiaries (x) that require them to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries (including, for this purpose, Parent), (y) obligating the Company to grant, extend or enter into any such agreements relating to any Company Common Stock, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Common Stock or (z) pursuant to which the Company or any of its Subsidiaries (including, for this purpose, Parent) is or could be required to register shares of Company Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). No direct or indirect subsidiary of the Company owns any Company Common Stock. Except for the Rights Agreement, none of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to Company Common Stock or any other agreement relating to the disposition, voting or dividends with respect to any Company Common Stock.
          (iv) Since the Capitalization Date, except as permitted by Section 4.1, the Company and its Subsidiaries have not (A) issued or permitted to be issued any shares of capital stock, other equity interests or securities exercisable or exchangeable for or convertible into shares of capital stock or other equity interests of the Company or any of its Subsidiaries (including, for this purpose, Parent), other than pursuant to and as required by the terms of Company Options, Time-Based Awards or Performance-Based Awards granted prior to the date hereof; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (including, for this purpose, Parent); or (C) declared, set aside, made or paid to the shareholders of the Company dividends or other distributions on the outstanding shares of capital stock of the Company.
          (c) Authority.
          (i) The Company has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to obtaining the Required Company Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of the consummation of the Merger to obtaining the Required Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.
          (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets (any such conflict, violation, default, right of termination, cancellation, modification or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Articles of Incorporation, Code of Regulations or similar organizational document of the Company or any Subsidiary of the Company, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, license, lease or other agreement, obligation, instrument, permit, concession, franchise, license or Law applicable to the Company or any Subsidiary of the Company or their respective properties or assets, which Violation, in the case of this clause (B), individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company. The foregoing representation and warranty assumes that change in control, anti-assignment and other similar provisions governed by the laws of certain foreign jurisdictions will be interpreted in substantially in the same manner as such provisions as customarily interpreted under U.S. law.
For the purposes of this Agreement, “Liens” shall mean any lien, claim, encumbrance, pledge, mortgage, deed of trust, security interest, lease, option, charge, right of first refusal, easement, servitude, transfer restriction or other type of similar encumbrances or restriction of any kind.
          (iii) No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, the failure to make or obtain which, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on the Company or (y) prevent, delay or impede the Company’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) the filing with the SEC of the Proxy Statement and such other reports under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, (C) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or the German Act Against Restraints of Competition of

1958, as amended, and the rules and regulations promulgated thereunder (“GWB”) or any Antitrust Law, or (D) such filings with and approvals of Nasdaq Stock Market, LLC (“Nasdaq”) as may be required by the rules and regulations of Nasdaq.
For the purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
          (d) SEC Documents; Financial Statements; Undisclosed Liabilities.
          (i) The Company has timely filed, or furnished, as applicable, all reports, schedules, registration statements and other documents required to be filed or submitted by it with the SEC pursuant to the Securities Act, the Exchange Act or other applicable securities statutes, regulations, policies, rules or interpretations thereof since January 1, 2008 (the “Company SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company SEC Documents included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and the internal control report and attestation of the Company’s outside auditors required by Section 404 of the Sarbanes-Oxley Act. The Company has not received any written comments from the SEC staff that have not been resolved to the satisfaction of the SEC staff. Since January 1, 2008, the Company has not received a stop order or other order suspending the effectiveness or use of any registration statement or prospectus filed by the Company under the Securities Act or the Exchange Act and, to the Knowledge of the Company, the SEC has not issued any such order since such date. As used in this Agreement, the word “Knowledge” means as to a particular matter, the actual knowledge, after reasonable inquiry, of the individuals identified in Section 3.1(d) of the Company Disclosure Schedule. For this purpose, “reasonable inquiry” means, with respect to each person, (i) review of files and other information in his or her possession, custody or control and (ii) inquiry of employees of the Company or its Subsidiaries who have responsibilities pertinent to such inquiry and access to information in the possession, custody or control of the Company or its Subsidiaries. Since January 1, 2008, subject to any applicable grace periods, the Company and each of its officers and directors have been and are in compliance in all material respects with the rules and regulations of Nasdaq. As of the date of this

Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.
          (ii) The consolidated financial statements of the Company (including the related notes and supplemental schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by a Quarterly Report on Form 10-Q), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and the consolidated statements of operations, shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited statements to normal year-end adjustments that are not material).
          (iii) The Company and its Subsidiaries do not have any liabilities or obligations of any kind, character, nature or description whatsoever, whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom (collectively, “Liabilities”), except for (A) Liabilities that are fully reflected, accrued or reserved for in the Company’s consolidated balance sheet as of December 31, 2010 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2010 (the “Company Financial Statements”), (B) Liabilities incurred since the date of the most recent condensed consolidated balance sheets of the Company appearing in the Company Financial Statements in the ordinary course of business, (C) Liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company, determined without regard to whether such Liabilities arose out of facts or circumstances known by any of the parties to this Agreement, (D) Liabilities incurred pursuant to the transactions contemplated by this Agreement or (E) Liabilities discharged or paid in full prior to the date of this Agreement in the ordinary course of business.
          (e) Compliance with Applicable Laws and Reporting Requirements.
          (i) The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), and the Company and its Subsidiaries are in compliance with the terms of the Company Permits except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company.
          (ii) The Company and its Subsidiaries are in compliance in all material respects with all applicable laws, statutes, regulations, rules, ordinances, judgments,

rulings, orders, writs, injunctions, decrees, orders, settlements or awards of any Governmental Entity (collectively, “Laws”).
          (iii) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to 302 of the Sarbanes-Oxley Act, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
          (iv) To the Knowledge of the Company, (x) since January 1, 2008, none of the Company or any of its Subsidiaries, or any director, officer or independent auditor of the Company or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, and (y) since January 1, 2008, no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or other duty recognized under applicable federal or state statutory or regulatory Law or at common Law (including any abdication of duty, abuse of trust or approval of unlawful transactions) or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company’s Board of Directors or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company.
          (f) Legal Proceedings. There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding, whether judicial, arbitral, administrative or other (each, a “Legal Action”), pending or, to the Knowledge of the Company, threatened, against or affecting the Company or any Subsidiary of the Company, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of any Governmental Entity or arbitrator outstanding or, to the

Knowledge of the Company, threatened against or affecting the Company or any Subsidiary of the Company.
          (g) Environmental Laws and Regulations.
          (i) Except as would not, individually or in the aggregate, have a material adverse effect, (A) the Company and its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws, which compliance includes obtaining and maintaining all permits required under Environmental Laws to conduct the business of the Company or its Subsidiaries, (B) there has been no release of any Hazardous Substance in any manner that could reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability of or against the Company, any of its Subsidiaries or any other person whose liability for such matters the Company or any of its Subsidiaries is responsible for by Law or contract, under applicable Environmental Laws, (C) neither the Company nor any of its Subsidiaries has received in writing any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other person asserting that the Company or its Subsidiaries is in violation of, or liable under, any Environmental Law, (D) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to, or that would reasonably be expected to give rise to, any liability under Environmental Law, by the Company or any of its Subsidiaries or as a result of, or in connection with, any operations or activities of the Company, its Subsidiaries, any other person whose liability for such matters the Company is responsible for by Law or contract, (E) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities, and (F) neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, become contractually responsible for, or have otherwise become subject to any liability of any other person arising under any Environmental Law. The Company has provided Parent with complete copies of any and all material environmental assessment or audit reports or other similar studies or analyses in the Company’s or any Subsidiary’s possession or reasonable control that relate to the assets or properties of the Company or any Subsidiary.
          (ii) As used herein, “Environmental Law” means any Law relating to (A) the protection, preservation, pollution or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or protection of human health, or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

          (iii) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including all Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 CFR § 300.5, toxic mold and petroleum.
          (h) Taxes.
          (i) The Company and each of its Subsidiaries have timely filed all income and other material tax returns required to be filed by any of them, and each such return is true, complete and accurate in all material respects, and the Company and each of its Subsidiaries has paid (or the Company has paid on their behalf) all material amounts of taxes due, whether or not shown as due on such returns, and the most recent financial statements contained in the Company SEC Documents reflect an adequate reserve, in accordance with generally accepted accounting principles, for all material amounts of taxes not yet due and payable by the Company and its Subsidiaries accrued through the date of such financial statements.
          (ii) No material deficiencies or other claims for any taxes or for failure to file tax returns have been proposed, asserted or assessed against the Company or any of its Subsidiaries. Except as disclosed on Section 3.1(h) of the Company Disclosure Schedule, there are no material audits, proceedings or investigations by any taxing authority in progress, nor, to the Knowledge of the Company, has the Company or any of its Subsidiaries received any written notice from any taxing authority that it intends to conduct such an audit or investigation.
          (iii) All agreements that either the Company or any of its Subsidiaries is or has been a party to that would cause it to be liable on or after the date hereof (whether by Law or contract) for any material amounts of tax determined, in whole or in part, by taking into account any income, sale, asset of or any activity conducted by any other person are set forth in Section 3.1(h) of the Company Disclosure Schedule.
          (iv) Neither the Company nor any of its Subsidiaries has agreed to modify, extend or waive the statute of limitations relating to any tax or any tax return.
          (v) The Company and each of its Subsidiaries has complied in all material respects with all applicable Law relating to the deposit, collection, withholding, payment or remittance of any material amount of tax.
          (vi) There is no Lien for any material amount of tax upon any asset or property of the Company or any of its Subsidiaries.
          (vii) Neither the Company nor any of its Subsidiaries has ever participated in any reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

          (viii) Except as disclosed on Section 3.1(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any tax allocation, sharing, indemnity or similar agreement.
          (ix) Except as disclosed on Section 3.1(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company).
          (x) No written claim has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries do not file tax returns such that it is or may be subject to taxation by, or required to file any tax return in, that jurisdiction.
          (xi) There is no item of gross income of the Company or any of its Subsidiaries that was received or accrued prior to the Closing that will be required under applicable tax Law to be reported for a taxable period beginning after the Closing Date that is attributable to a transaction (such as an installment sale) that occurred prior to the Closing.
          (xii) Neither the Company nor any of its Subsidiaries has (a) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the Company or any of its Subsidiaries, (b) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company or any Subsidiary, or (c) granted to any person any power of attorney that is in force with respect to any tax matter currently in progress.
          Notwithstanding any statement or implication to the contrary in this Section 3.1(h), the Company does not make any representation or warranty regarding any information furnished by Parent to the Company relating to taxes, and none of the representations or warranties set forth in this Section 3.1(h) will be considered to be untrue or inaccurate to the extent that the untruth or inaccuracy results from information furnished by Parent to the Company. For the purpose of this Agreement, the term “tax” (including, with correlative meaning, the terms “taxes” and “taxable”) shall mean (A) all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts, (B) Liability for the payment of any amounts of the type described in clause (A) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (C) Liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (A) or (B). For the purposes of this Agreement, the term “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          (i) Benefit Plans.
          (i) Section 3.1(i) of the Company Disclosure Schedule sets forth a true, complete and correct list of each Company Benefit Plan. A “Company Benefit Plan” means each material “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any multiemployer plan within the meaning of ERISA Section 3(37)) and each U.S. based stock purchase, stock option, severance, salary continuation, vacation, welfare benefit, tax gross up, fringe benefit, collective bargaining, bonus, incentive, equity-based compensation, pension, deferred compensation, relocation, employee loan, or other material employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether written or unwritten, (x) maintained, entered into or contributed to by the Company or any of its Subsidiaries under which any present or former employee, director, independent contractor or consultant of the Company or any of its Subsidiaries has any present or future right to benefits or (y) under which the Company or any of its Subsidiaries has or could reasonably be expected to have any present or future Liability, contingent or otherwise. No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code and none of the Company, any of its Subsidiaries or any Company ERISA Affiliate (defined in clause (v) below) has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any current or contingent liability with respect to, any benefit plan or arrangement that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan.
          (ii) With respect to each Company Benefit Plan, the Company has made available to Parent a true, complete and correct copy of the plan document or other governing instrument (or descriptions thereof for any unwritten Company Benefit Plan), and, to the extent applicable: (A) any related trust agreement, insurance contract or other funding instrument; (B) the most recent Internal Revenue Service determination letter, if applicable; (C) any summary plan description and summaries of material modifications; (D) the most recent year’s Form 5500 and attached schedules and audited financial statements; and (E) any actuarial reports for the Company issued since January 31, 2009.
          (iii) With respect to the Company Benefit Plans, individually and in the aggregate, no event has occurred and, to the Knowledge of Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries could be subject to any material Liability under ERISA, the Code or any other applicable Law. There are (i) no material pending or, to the Knowledge of the Company, threatened, claims in respect of any Company Benefit Plan, except for routine claims for benefits, (ii) no audits pending or, to the Knowledge of the Company, threatened, by any Governmental Entity involving any Company Benefit Plan and (iii) the Company has not received written notice of any investigations, and to the Knowledge of the Company, no investigations are threatened, in each case, by any Governmental Entity involving any Company Benefit Plan. Each of the Company Benefit Plans has been maintained, administered and funded in all material respects in accordance with all applicable Laws including, but not limited to, ERISA, the Code, the Laws of the relevant

non-U.S. jurisdiction and in each case the regulations thereunder, and the terms of such plan document or other governing instrument.
          (iv) Except as provided in Section 3.1(i)(iv) of the Company Disclosure Schedule, no Company Benefit Plan exists that could (i) result in the payment to any person of any severance, unemployment compensation, or any other payment, or (ii) accelerate the time of payment, vesting or funding, or increase the amount of, compensation or benefits due to any person, in either case, as a result of the transactions contemplated by this Agreement, whether alone or in connection with any other event. Except as provided in Section 3.1(i)(iv) of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries or any Company ERISA Affiliate is party to any contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Code Section 280G.
          (v) No Liability under Title IV or Section 302 of ERISA has been incurred by the Company, or by any entity, trade or business, whether or not incorporated, that together with the Company would be, or at the relevant time was, deemed a “single employer” within the meaning of Section 4001(b) of ERISA or a member of a group described in Section 414(b), (c), (m) or (o) of the Code (a “Company ERISA Affiliate”), that has not been satisfied in full, and (B) no condition exists that presents a risk to the Company or any Company ERISA Affiliate of incurring any such Liability. Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code is currently so qualified and has been so qualified and has received a favorable determination letter from the Internal Revenue Service with respect to the qualification and tax-exempt status of the Company Benefit Plan (or such Company Benefit Plan operates as a prototype or volume submitter plan with respect to which none of the circumstances which would require it to obtain a favorable determination letter is applicable), and nothing has occurred (or failed to occur) that could reasonably be expected to cause the loss of the plan’s qualification and tax-exempt status or the imposition of any material penalty under ERISA or the Code.
          (vi) Except as required by Section 4980B of the Code and Title I, Part 6 of ERISA, and at the sole expense of the participant, neither the Company nor any Company ERISA Affiliate has any liability in respect of or any obligation to provide post-retirement health and medical benefits or coverage for retired or former employees or directors of the Company or any of its ERISA Affiliates.
          (vii) Section 3.1(i) of the Company Disclosure Schedule also sets forth a true, complete and correct list of each material Company benefit plan or arrangement that is maintained on behalf of individuals residing or working outside of the United States (each such plan shall be referred to herein as a “Foreign Company Benefit Plan”). With respect to each Foreign Company Benefit Plan, (A) the fair market value of the assets of each funded Foreign Company Benefit Plan which is designed to provide retirement benefits, the liability of each insurer for any Foreign Company Benefit Plan funded through insurance or the book reserve established for any Foreign Company Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations with respect to such retirement benefits and (B) to the Knowledge of the Company each Foreign Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except where the failure to so register or maintain good standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company; and (C) to the Knowledge of the Company there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Foreign Company Benefit Plans or any trusts related thereto which would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries.
          (viii) (i) Neither the Company nor any Company ERISA Affiliate has, since October 3, 2004, (x) granted to any person an interest in a nonqualified deferred compensation plan (as defined in Code Section 409A(d)(1)), which interest has been or, upon lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the tax imposed by Code Section 409A(a)(1)(B) or (b)(4)(A), or (y) modified the terms of any nonqualified deferred compensation plan in a manner that would cause an interest previously granted under such plan to become subject to the taxes imposed by Code Section 409A, and (ii) each Company Benefit Plan that is a nonqualified deferred compensation plan has been established, documented, maintained and operated in compliance with Code Section 409A and the applicable regulations and guidance thereunder, and no service provider of the Company or any Company ERISA Affiliate is or would be, upon lapse of a substantial risk of forfeiture, subject to any taxes or penalties imposed under Code Section 409A. Further, no person had a legally binding right to an amount under a nonqualified deferred compensation plan of the Company or any Company ERISA Affiliate prior to January 1, 2005 that is subject to a substantial risk of forfeiture or a requirement to perform future services after December 31, 2004, which would subject such person to the taxes imposed by Code Section 409A.
          (j) Interested Party Transactions. Except for employment-related contracts filed or incorporated by reference as an exhibit to a Company SEC Document or Benefit Plans, Section 3.1(j) of the Company Disclosure Schedule sets forth a true, complete and correct list of the contracts or arrangements that are in existence as of the date of this Agreement under which the Company has any existing or future material liabilities between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer (as defined pursuant to Section 16 of the Exchange Act) or director of either the Company or any Subsidiary or any person that has served as such an executive officer (as defined pursuant to Section 16 of the Exchange Act) or director within the last two (2) years or any of such officer’s or director’s immediate family members or any affiliate of any such officer, director or any immediate family member of any such officer or director (B) record or beneficial owner of more than 5% of the Company Common Stock as of the date hereof or any of such owner’s immediate family members or any affiliate of any such owner or any such owner’s immediate family members (each, an “Affiliate Transaction”). For purposes of this Section 3.1(j), “affiliate” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person.
          (k) Labor Matters; Employment Matters.
          (i) Neither the Company nor its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union, labor organization or works council. Neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened material dispute, strike, work stoppage, walkout, slowdown or lockout, and no such material dispute, strike, work stoppage, walkout, slowdown or lockout has occurred since January 1, 2008. To the Knowledge of the Company, there is no labor union organizing activity involving employees of the Company or any of its Subsidiaries, and no such organizational activity has occurred since January 1, 2008.
          (ii) There has been no “mass layoff” or “plant closing” as defined by the federal Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. §2101 et seq. (1988) (the “WARN Act”) (and any similar state or local “mass layoff” or “plant closing” or redundancy laws in any jurisdiction in which the Company or any of its Subsidiaries employs employees) with respect to the Company or any of its Subsidiaries within twelve (12) months prior to Closing.
          (iii) The Company has made available a true and complete copy of each employment, retention, severance, consulting, change of control or similar agreement currently in effect between the Company and (x) an officer (as defined pursuant to Rule 16a-1(f) promulgated pursuant to the Exchange Act) of the Company, (y) any other employee of the Company or its Subsidiaries residing or working in the United States with an annual base salary in excess of $125,000 or (z) any employee of the Company or its Subsidiaries residing outside the United States with an annual base salary in excess of $250,000 (determined using the applicable exchange rate referenced on the Reuters World Currency Page as of the date of this Agreement) (each such agreement with an individual referenced in the foregoing clause (x), (y) or (z), a “Company Employment Agreement”). (A) Each Company Employment Agreement is valid and binding on the Company and any of its Subsidiaries to the extent it is a party thereto, as applicable, and, as of the date hereof, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, (B) the Company and each of its Subsidiaries, and, as of the date hereof, to the Knowledge of the Company, any other party thereto, is in material compliance with, and has performed in all material respects all obligations required to be performed by it under, each Company Employment Agreement, (C) neither the Company nor any Subsidiary has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Employment Agreement, and (D) except as disclosed in Section 3.1(k) of the Company Disclosure Schedule, no event, condition or circumstance has occurred or existed, or will occur or exist as a result of the transactions, that would permit any officer or employee of the Company who has entered into a Company Employment Agreement to terminate his or her employment by “resignation for good reason” or similar concept as defined in any applicable Company Employment Agreement.
          (l) Intellectual Property. Except as would not, individually or in the aggregate, have a material adverse effect, either the Company or a Subsidiary owns, or is licensed or otherwise possesses adequate rights to use in their respective businesses as currently conducted (i) all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents, trade secrets and other intellectual property, and all applications and registrations therefor (collectively, the “Intellectual Property”) and (ii) all software, computer systems, databases, code, inventions, whether patentable or not, technical information, ideas, formulae, processes, procedures, compositions, research records, records of inventions, test information, data, technology, know-how and show how, techniques, research and development information, drawings, specifications, designs, proposals, and plans (collectively “Technology”). Except as would not, individually or in the aggregate, have a material adverse effect or as set forth in Section 3.1(l) of the Company Disclosure Schedule, (A) there are no pending or, to the Knowledge of the Company, threatened in writing, claims by any person alleging infringement, misappropriation or violation by the Company or any of its Subsidiaries for their use of the Intellectual Property or Technology of the Company or any of its Subsidiaries, (B) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or violate any Intellectual Property or Technology rights of any person, (C) neither the Company nor any of its Subsidiaries has made any claim of a violation, misappropriation or infringement by others of its rights to or in connection with the Intellectual Property or Technology of the Company or any of its Subsidiaries and, (D) to the Knowledge of the Company, no person is infringing, misappropriating or violating any Intellectual Property or Technology of the Company or any of its Subsidiaries.
          (m) Property.
          (i) Section 3.1(m) of the Company Disclosure Schedule lists the real property owned in fee or leased by the Company or any of its Subsidiaries (other than shared services locations) Such owned real property and leased real property constitutes all of the real property used or held for use in the business of the Company and its Subsidiaries.
          (ii) Except as would not, individually or in the aggregate, have a material adverse effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of its owned real property and good title to all its owned personal property and has valid and subsisting leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (except in the case of real property for title exceptions, defects, encumbrances,

Liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which in the aggregate do not materially affect the continued use, utility or value of the property for the purposes for which the property is currently being used or otherwise materially impair the present or contemplated business operations at such location). All leases under which the Company or any of its Subsidiaries lease any real or personal property are valid and in full force and effect against the Company or any of its Subsidiaries and, as of the date hereof, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.
          (iii) Except as would not, individually or in the aggregate, have a material adverse effect, all structures, buildings and other improvements on the real property owned or leased by the Company or any of its Subsidiaries, including, without limitation, (A) the roof, roof membrane, roof covering, floor, foundation, slab, load bearing walls and other structural elements thereof, and (B) all heating, ventilating, air conditioning, mechanical, electrical and plumbing systems therein are in good operating order and condition, without material deferred maintenance, and, to the Company’s Knowledge, have been and are being regularly and properly maintained in accordance with all applicable manufacturers’ and service warranties in all respects. There are no (x) pending or, to the Company’s Knowledge, threatened actions in eminent domain or (y) condemnations with respect to any such real property or the structures, buildings or other improvements thereon or any portion thereof.
          (n) Material Contracts.
          (i) The Company has made available to Parent true, complete and correct copies of (including all amendments or modifications to), as of the date of this Agreement, all contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound that:
     (i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;
     (ii) relate to the formation, creation, operation, management or control of any partnership, limited liability company, joint venture or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole;
     (iii) relate to Indebtedness in excess of five hundred thousand dollars ($500,000);

     (iv) were entered into after December 31, 2007 and have not yet been consummated and involve the acquisition from another person or disposition to another person, directly or indirectly (by merger, license, or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such contract (or series of related contracts) in excess of one hundred twenty-five thousand dollars ($125,000) (other than acquisitions or dispositions of inventory in the ordinary course of business; capital expenditures and capital commitments (which are covered in clause (vi)); and dispositions of cash in connection with the repayment of Indebtedness at the maturity thereof);
     (v) relate to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and would reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of two hundred fifty thousand dollars ($250,000) individually;
     (vi) are contracts (or a series of related contracts) for the provision of services by the Company or any of its Subsidiaries to any of the top twenty-five (25) customers of the Company and its Subsidiaries, collectively, measured by adjusted backlog as of December 31, 2010 and set forth on the backlog roll-out report provided by the Company dated March 18, 2011 (each a “Material Customer”);
     (vii) other than an acquisition subject to clause (iv) above, that relate to an acquisition of inventory of more than five hundred thousand dollars ($500,000) individually or obligates the Company to make any capital commitment or capital expenditure;
     (viii) are license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries is a party and licenses in Intellectual Property or Technology or licenses out Intellectual Property or Technology owned by the Company or its Subsidiaries, other than license agreements for software that is generally commercially available on standard terms;
     (ix) relate to any Affiliate Transaction;
     (x) are contracts with a Material Customer that limit, or purport to limit, in any material respect, the ability of the Company or any of its Subsidiaries to exploit its Intellectual Property or to compete in any line of business or with any person or in any geographic area or during any period of time or grant to any person a “most favored nation” or similar right against the Company or any of its Subsidiaries, or to solicit or hire any person with respect to employment;
     (xi) relate to settlement of any material administrative or judicial proceedings;
     (xii) are contracts (or a series of related contracts) with third-party vendors directly related to the provision of services to a Material Customer that relate to the purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate annual payments by the Company and its Subsidiaries in excess of five hundred thousand dollars ($500,000), other than those that can be terminated by the Company or any of its Subsidiaries on less than ninety (90) days’ notice without payment by the Company or any of its Subsidiaries of any material penalty; or
     (xiii) prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibit the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibit the issuance of any guaranty by the Company or any wholly owned Subsidiary of the Company.
Each contract of the type described in clauses (i) through (xiii) above is referred to herein as a “Material Contract.”
          (ii) (A) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except for such failures that would not, individually or in the aggregate, have a material adverse effect, (B) the Company and each of its Subsidiaries, and to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance, would not, individually or in the aggregate, have a material adverse effect, (C) neither the Company nor any of its Subsidiaries has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Material Contract, except where such default would not, individually or in the aggregate, have a material adverse effect, (D) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not reasonably be expected to have a material adverse effect on the Company, and (E) the Company has not received, as of the date of this Agreement, any notice in writing from any person that such person intends to terminate, or not renew, any Material Contract. For the purposes of this paragraph (ii), any breach of any covenant in a Material Contract requiring the Company or any of its

Subsidiaries to keep the existence or terms of any such Material Contract confidential caused by the Company or any of its Subsidiaries disclosing the existence or terms of such Material Contract to Merger Sub or Parent in connection with the transaction contemplated by this Agreement shall not constitute a breach or default of such Material Contract required to be disclosed hereunder.
          (o) Rights Agreement; Anti-Takeover Provisions.
          (i) The Company or the Board of Directors, as the case may be, has (A) taken all necessary actions so that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in (x) a “Distribution Date” or “Stock Acquisition Date” (as defined in the Rights Agreement) or other triggering event under the Rights Agreement, (y) Parent or Merger Sub being an “Acquiring Person” (as defined in the Rights Agreement), or (z) the rights to purchase securities issued under the Rights Agreement becoming exercisable and (B) amended the Rights Agreement to (x) render it inapplicable to this Agreement and the transactions contemplated hereby and (y) provide that the “Final Expiration Date” (as defined in the Rights Agreement) shall occur not later than immediately prior to the Effective Time and that all rights granted under the Rights Agreement shall terminate not later than immediately prior to the Effective Time.
          (ii) The Company or the Board of Directors, as the case may be, has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company, including ORC Sections 1701.83, 1701.831 and 1701.832, does not, and will not, apply to this Agreement and the transactions contemplated by it.
          (p) Insurance. Except as would not, individually or in the aggregate, have a material adverse effect, the Company and its Subsidiaries maintain insurance coverage, and copies of all material agreements relating thereto have been previously provided to Parent, with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance) in amounts sufficient to comply with all Material Contracts to which the Company or its Subsidiaries are parties or otherwise bound. Except as would not, individually or in the aggregate, have a material adverse effect, such policies are valid and in full force and effect and neither the Company nor any Subsidiary has received notice denying or disputing any claim (or coverage with respect thereto) made by the Company or any Subsidiary or regarding the termination, cancellation or amendment, or premium increase with respect to, any such policy in the last two (2) years and to the Knowledge of the Company, there is no existing default or event, which, with the giving of notice or lapse of time or both would constitute a default by any insured thereunder. None of the insurance coverage limits under any such insurance policy have been exhausted, and the existing insurance coverage is reasonably expected to be materially sufficient to insure the Company against all pending Legal Actions and other known contingent liabilities, in each case which by their nature would reasonably be expected to be covered by insurance (subject to deductibles or self insurance retentions).
          (q) Absence of Certain Changes or Events. Since January 1, 2011, (x) there has not been any change, circumstance or event which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the Company, regardless of whether such change, event, occurrence, state of fact or development arose out of facts or circumstances known by any of the parties to this Agreement, and (y) since January 1, 2011, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of Section 4.1(b), (d), (e) or (f) hereof had the covenants therein applied since December 31, 2010. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any Knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any Knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are as of the date hereof, and immediately prior to giving effect to the transactions contemplated hereby to occur at the Closing will be, Solvent. For purposes of this Agreement, the word “Solvent”, when used with respect to a person, means that, immediately prior to the Effective Time, (a) the fair value of the assets of the Company and its Subsidiaries on a consolidated basis will exceed the amount of all Liabilities, contingent or otherwise, of the Company and its Subsidiaries on a consolidated basis, (b) the amount of the Present Fair Salable Value of the assets of the Company and its Subsidiaries on a consolidated basis will, as of such time, exceed the probable value of all of their Liabilities on a consolidated basis, contingent or otherwise, as such Liabilities become absolute and matured, (c) the Company and its Subsidiaries on a consolidated basis will not have, as of such time, an unreasonably small amount of capital for the businesses in which they are engaged or will be engaged and (d) the Company and its Subsidiaries will be able to pay their respective Liabilities as they become absolute and mature. For purposes of the definition of “Solvent,” “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Company and its Subsidiaries (including goodwill) are sold as an entirety with reasonable promptness in an arms-length transaction under present conditions for the sale of comparable business enterprises.
          (r) Board Approval. As of the date of this Agreement, the Company’s Board of Directors, by unanimous resolutions duly adopted at a meeting duly called and held, has (i) determined that this Agreement and the Merger are in the best interests of the Company and its shareholders, (ii) adopted a unanimous resolution approving this Agreement pursuant to the ORC, (iii) recommended that the shareholders of the Company adopt this Agreement (the “Company Recommendation”) and (iv) directed that such matter be submitted for consideration by the Company shareholders at the Company Shareholders Meeting.
          (s) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock to adopt this Agreement and approve the Merger (the “Required Company Vote”) is the only vote of the holders of any class or series of the Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).
          (t) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or person except J.P. Morgan Securities LLC (“JPMorgan”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from or through the Company in connection with any of the transactions contemplated by this Agreement. The Company has disclosed to Parent all obligations for payment of fees and expenses under the engagement of JPMorgan.
          (u) Opinion of the Company Financial Advisor. JPMorgan has rendered its opinion to the Board of Directors of the Company to the effect that, as of the date hereof, subject to the assumptions, qualifications and limitations set forth in its opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, a signed copy of which opinion has been or will be provided to Parent.
          (v) Certain Business Practices.
          (i) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has and, to the Knowledge of the Company, no agent, employee or other person associated with or acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly: (i) made any unlawful contributions, gifts, entertainment or other unlawful expenditures relating to political activity and related in any way to the Company’s business; (ii) made or offered any payment or transfer of anything of value to any foreign or domestic government official or employee, foreign or domestic political party or campaign, official or employee of any public international organization, or official or employee of any government-owned enterprise or institution (including any government hospitals or academic institutions) to obtain or retain business or secure an improper advantage; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption statute; (iv) established or maintained any unlawful fund of corporate monies or other properties; or (v) solicited, made, proposed to make, or receive any bribe, payoff, influence payment, kickback, referral, unlawful rebate, or other similar unlawful payment or inducement of any nature, including to healthcare providers or those employed by any governmental institutions.
          (ii) Except as set forth in Section 3.1(w) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries:
     (i) offered, paid, solicited or received anything of value paid directly or indirectly, overtly or covertly, in cash or in kind (excluding fair market value payments for equipment, services or supplies) (“Remuneration”) to or from any physician, family member of a physician, or an entity in which a physician or physician family member has an ownership or investment interest, including, but not limited to:
     (A) payments for the use of premises leased to or from a physician, a family member of a physician or an entity in which a physician or family member has an ownership or investment interest; or
     (B) payments for the acquisition or lease of equipment, goods or supplies from a physician, a family member of a physician or an entity in which a physician or family member has an ownership or investment interest.
     (ii) entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any physician, or family member of a physician, or an entity in which a physician or physician family member has an ownership or investment interest directly or indirectly, through equity, debt, or other means, including, but not limited to, an interest in an entity providing goods or services to the Company or any of its Subsidiaries; or
     (iii) entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any person or entity including, but not limited to, a hospital, pharmacy, laboratory, review board, regulatory body, drug or equipment supplier, distributor or manufacturer, that is or was in a position to make or influence referrals, furnish items or services to, or otherwise general business for the Company or any of its Subsidiaries.
          (w) Limitation on Representations and Warranties. Notwithstanding anything to the contrary in this Section 3.1, the parties acknowledge and agree that the representations and warranties of the Company set forth in this Section 3.1 and any matters set forth in the Company Disclosure Schedule shall be deemed to relate solely to the Company and its Subsidiaries, including, for purposes of determining whether any effect on the Company is material or constitutes a material adverse effect on the Company, or whether any event, matter or circumstance is material to the Company.
     3.2 Representations and Warranties of Parent. Parent represents and warrants to the Company as follows:
          (a) Organization, Standing and Power. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a Parent material adverse effect. For purposes of this Agreement, a “Parent material adverse effect” means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. The organizational and governing documents of Parent, copies of which were previously made available to the Company, are true, complete and correct copies of such documents as in effect on the date of this Agreement.
          (b) Authority.
          (i) Parent and Merger Sub have all requisite corporate and limited liability company power, respectively, and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and limited liability company action on the part of Parent and Merger Sub, respectively. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.
          (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with or result in any Violation pursuant to any provision of the organizational documents of Parent or Merger Sub or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease or other agreement, obligation, instrument, permit, concession, franchise, license or Law applicable to Parent or any Subsidiary of Parent or their respective properties or assets which Violation, in the case of clause (B), individually or in the aggregate, would reasonably be expected to have a Parent material adverse effect.
          (iii) No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to Parent or any Subsidiary of Parent in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, the failure to make or obtain which, individually or in the aggregate, would reasonably be expected to (x) have a Parent material adverse effect or (y) prevent, delay or impede Parent’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, (B) the filing with the SEC of the Proxy Statement and such other reports under the Securities Act and the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (C) compliance with the HSR Act, the GWB or any other Antitrust Laws or (D) such filings with Nasdaq as may be required by the rules and regulations of Nasdaq.
          (c) Sufficiency of Funds. Parent has delivered to the Company a true and complete copy of (i) executed commitment letters pursuant to which Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P., Avista Capital Partners (Offshore) II-A, L.P. (collectively, “Avista”) and Ontario Teachers’ Pension Plan Board have committed to invest the amounts set forth therein (as the same may be amended, modified, supplemented or superseded, the “Equity Commitment Letters”) and (ii) the commitment letter(s), dated as of the date hereof, providing for Debt Financing in respect of the transactions contemplated by this Agreement (as the same may be amended, modified, supplemented or superseded, the “Debt Commitment Letters”, and, together with the Equity Commitment Letters, the “Commitment Letters”). As of the Closing Date, subject to the terms and conditions of the Commitment Letters and this Agreement and assuming that all of the Company’s representations and warranties in this Agreement are true and correct in all material respects, the Debt Financing contemplated by the Debt Commitment Letters, when taken together with (i) the amount of equity capital to be provided pursuant to the Equity Commitment Letters (the “Equity Financing”) and (ii) other financial resources of Parent and the Surviving Entity, including cash on hand, will be sufficient to (x) pay the Merger Consideration and all fees and expenses related to the transactions contemplated by this Agreement and payable by Parent upon the terms and subject to the conditions set forth herein, (y) fund the Consent Solicitation and Debt Offer and (z) refinance all of the outstanding Indebtedness of Parent and the Company to the extent applicable. The Commitment Letters are in full force and effect, are valid and binding obligations of each of the parties thereto. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a material default or material breach on the part of Parent or, to the Knowledge of Parent, or any party thereto, under the Commitment Letters.
          (d) Solvency. Immediately after giving effect to all of the transactions contemplated hereby, including the Financing, any alternative financing and the payment of the Merger Consideration, any other repayment or refinancing of debt that may be contemplated in the Commitment Letters and payment of all related fees and expenses, assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions, (b) the accuracy of the representations and warranties of the Company set forth in Section 3.1 hereof (for such purposes, such representations and warranties shall be true and correct in all material respects) and (c) estimates, projections and/or forecasts provided by the Company to Parent prior to the date hereof (as applicable) were prepared in good faith based on reasonable assumptions when prepared, the Surviving Entity will be Solvent.
          (e) Ownership and Operations of Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent or Avista. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Merger and the other transactions contemplated hereby and the financing of such transactions.
          (f) Legal Proceedings. There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending, or the Knowledge of Parent, or threatened, against or affecting Parent or any Subsidiary of Parent which would, individually or in the aggregate, have or reasonably be expected to have a Parent material adverse effect, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of any Governmental Entity or arbitrator outstanding against Parent or any Subsidiary of Parent having or which would reasonably be expected to have, individually or in the aggregate, a Parent material adverse effect.
          (g) No Other Information. Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement (including Article III, the Company Disclosure Schedule and any certificates delivered pursuant to Section 6.2 of this Agreement). The representations and warranties set forth in Article III are made solely by the Company, and no representative of the Company shall have any responsibility or liability related thereto. Without limiting the generality of the foregoing, each of Parent and Merger Sub agree that: (i) the Company has not made any representation or warranty to Parent, Merger Sub or any of their representatives or affiliates with respect to: (A) any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore (individually and collectively, “Company Projections”) or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or affiliates; provided, however, that the foregoing clause (i)(A) shall not be construed to limit or otherwise affect the interpretation of the representations and warranties of the Company set forth in Article III; or (B) any other information, statement or documents heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or affiliates, except to the extent and as expressly covered by a representation and warranty made by the Company and contained in Article III, in the Company Disclosure Schedule and any certificates delivered pursuant to Section 6.2 of this Agreement; and (ii) it has not relied upon any information in clause (i) above.
          (h) Access to Information; Disclaimer. Parent and Merger Sub each acknowledge and agree that it (i) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (ii) has had reasonable access to (A) the books and records of the Company and its Subsidiaries and (B) the IntraLinks electronic dataroom (under the project name “Project Apollo 11”) established and maintained by the Company for purposes of the transactions contemplated by this Agreement (the “Data Room”), (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (iv) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement and that all other representations and warranties are specifically disclaimed.
          (i) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from or through Parent in connection with any of the transactions contemplated by this Agreement, except for persons, if any, whose fees and expenses will be paid by Parent.
          (j) Limitation on Parent Representations and Warranties. Notwithstanding anything to the contrary in this Section 3.2, the parties acknowledge and agree that the representations and warranties of Parent set forth in this Section 3.2 shall be deemed to relate solely to Parent and its Subsidiaries, and shall not relate to the Company and its Subsidiaries.
ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
     4.1 Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees as to itself and its Subsidiaries (for the avoidance of doubt, excluding Parent and its Subsidiaries for all purposes of this Section 4.1) that, except as expressly contemplated or permitted by this Agreement, as set forth on Section 4.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed:
          (a) Ordinary Course. The Company and its Subsidiaries shall carry on their respective businesses in the ordinary course and use their reasonable best efforts to (i) preserve intact their present business organizations, assets, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses, as well as the business of Parent, shall not be impaired in any material respect at the Effective Time, (ii) make capital expenditures, research and development expenditures and sales and marketing expenditures consistent with the ordinary course of business and with applicable plans or budgets provided to Parent in the Data Room, (iii) collect receivables and pay accounts payable utilizing normal procedures and without discounting, delaying or accelerating payment of such accounts and (iv) maintain and keep all owned and leased real property and their assets in as good repair and condition as at present, ordinary wear and tear excepted. The Company shall not, nor shall it permit any of its Subsidiaries to, (x) enter into or engage in (directly or indirectly, including via any acquisition) any new line of business or operations, (y) modify, amend, terminate, waive or fail to renew any rights under any Material Contract or material lease or (z) enter into or become obligated under any real property lease, any Contract for the provision of telecommunications or network services, or any software license agreement, in each case, that (A) obligates the Company and its Subsidiaries to make annual payments in excess of $250,000 and (B) has a term in excess of one (1) year and is not otherwise cancelable by the Company or any of its Subsidiaries upon notice of ninety (90) days or less.
          (b) Dividends; Changes in Stock. The Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) establish a record date for, declare, set aside for payment or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends payable to the Company by a wholly-owned Subsidiary of the Company made in the ordinary course of business consistent with past practice, that do not result in any tax liability to the Company or any of its Subsidiaries (ii) split, combine, subdivide or reclassify any of its capital stock or other equity or voting interest or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable or exchangeable for any shares of its capital stock, except as may be required pursuant to Section 2.5 and Section 5.16 of this Agreement.
          (c) Issuance of Securities. Except for issuances of Company Stock Awards up to an aggregate amount set forth in Section 4.1(c) of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to, issue, deliver, grant or sell, or authorize or propose the issuance, delivery, grant or sale of, any shares of its capital stock, other equity interests or Voting Debt, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, equity interests or Voting Debt, other than the issuance of Company Common Stock required to be issued upon the exercise or settlement and the Company Stock Awards outstanding on the date hereof in accordance with the terms of the applicable Company Stock Awards.
          (d) Governing Documents; Rights Agreement. The Company shall not amend or propose to amend its or any of its Subsidiaries’ Articles of Incorporation, Code of Regulations or similar organizational documents or enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person. The Company shall not amend or propose to amend the Rights Agreement and shall not enter into a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. Prior to the Effective Time, the Company shall not terminate, waive any provision of or exempt any person (other than Parent and Merger Sub) from the Rights Agreement (or redeem the rights granted under the Rights Agreement).
          (e) No Acquisitions. The Company shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, including by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets, rights or properties.
          (f) No Dispositions. The Company shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber, create or incur any Lien on, or otherwise dispose of any of its material assets, rights or properties.
          (g) Intellectual Property. The Company shall not fail to pay all maintenance and similar fees or to take all other appropriate actions as necessary to prevent the abandonment, loss or impairment of all Company Registered IP that is currently being used by the Company or any of its Subsidiaries.
          (h) Indebtedness. Except as provided in Section 5.17, the Company shall not, and shall not permit any of its Subsidiaries to (i) incur, create, assume, prepay, issue, modify, renew, guarantee or refinance any Indebtedness, issue or sell any debt securities or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities, (ii) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (iii) make any loan, advance or capital contribution to, or investment in, any other person (other than advancement of expenses to employees in the ordinary course of business consistent with past practices).
For the purposes of this Agreement, “Indebtedness” means (i) any cash overdrafts, borrowed money or funded indebtedness or issued in substitution for or exchange for borrowed money or funded indebtedness (including obligations with respect to principal, accrued interest and any applicable prepayment charges or premiums and any unpaid fees, expenses or other monetary obligations in respect thereof); (ii) any indebtedness evidenced by any note, bond, debenture or other debt security or instrument; (iii) any lease obligations required to be capitalized in accordance with GAAP; (iv) any obligations (current or contingent) for reimbursement that may be required to be made of any obligor on any banker’s acceptance, letter of credit, surety bond or similar transaction; (v) any obligations with respect to the termination or unwinding of any interest rate hedging or swap agreements or other similar derivative instruments; (vi) any obligations of the type referred to in clauses (i) through (v) of any person for the payment of which the Company or any of its Subsidiaries is responsible or liable, directly or indirectly, as guarantor, obligor, surety or otherwise; and (vii) any obligations of the type referred to in clauses (i) through (vi) of other persons secured by any Lien on any property or asset of the Company or any of its Subsidiaries but only to the extent of the value of the property or asset that is subject to such Lien. Notwithstanding the foregoing, the term “Indebtedness” shall not include any intercompany indebtedness or other obligations owed by the Company to any of its Subsidiaries or by any Subsidiary to the Company or any other Subsidiary so long as such indebtedness or other obligations have been incurred in the ordinary course of business.

          (i) Accounting Methods; Tax Matters. The Company shall not change its material methods of accounting or its financial accounting policies or procedures except as required by generally accepted accounting principles as concurred in writing by the Company’s independent auditors. The Company shall not (i) change its annual tax accounting period, (ii) change any material tax accounting method, (iii) make, revoke or change any tax election, (iv) settle or compromise any material tax audit, (v) file any material amendment to a material tax return, (vi) enter into any material closing agreement, (vii) surrender any right to claim a material refund of taxes, (viii) revalue any of its respective material assets resulting in a material impairment charge or (ix) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to the Company or any of its Subsidiaries.
          (j) Compensation and Benefit Plans. The Company will not, and will cause its Subsidiaries to not (except as may be required by Law): (i) enter into, adopt, amend, terminate or take any action (other than entering into and consummating the transactions contemplated by this Agreement) to accelerate rights under any Company Benefit Plan, (ii) except as required by any Company Benefit Plan as in effect as of the date hereof, increase in any manner the compensation or benefits of any current or former director, officer, employee, independent contractor or consultant or pay any benefit not required by any Company Benefit Plan as in effect as of the date hereof, (iii) grant any severance pay or any equity or equity-based awards to any current or former director, officer, employee, independent contractor or consultant, or (iv) enter into, amend or renew any contract, agreement, commitment or arrangement providing for the payment to any current or former director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement.
          (k) No Liquidation. The Company shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.
          (l) Related Persons. The Company shall not, and shall cause its Subsidiaries to not, make any investments in or loans to, pay any fees or expenses (other than reimbursement of reasonable business expenses in accordance with the Company’s customary practices) to, enter into or modify any contracts with, or forgive any loans to, any employee, officer, director, stockholder, partner or member of either the Company or any of its Subsidiaries, any member of his or her immediate family or any of their respective affiliates, except to the extent required by Law or pursuant to any existing contract set forth on Section 4.1(l) of the Company Disclosure Schedule.
          (m) Litigation. The Company shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any Legal Action other than the settlement or compromise of any Legal Action that (i) only involves a monetary settlement by the Company or its Subsidiaries and the amount to be paid (less the amount reserved for such Legal Action by the Company on its financial statements) in settlement or compromise, in each case, does not exceed the amount set forth in Section 4.1(m) of the Company Disclosure Schedule, (ii) do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole, (iii) do not relate to the transactions contemplated hereby and (iv) do not involve the issuance of Company Common Stock or other equity or voting interests.
          (n) Capital Expenditures. The Company shall not, and shall cause its Subsidiaries to not, enter into any commitment to make capital expenditures that are not contemplated by its current capital expenditure plan, unless such additional capital expenditures do not exceed $500,000 in the aggregate.
          (o) Insurance. The Company shall not, and shall not permit any of its Subsidiaries to, materially reduce the amount of any insurance coverage naming the Company or any of its Subsidiaries as a beneficiary or a loss payee or allow such coverage to be canceled or terminated.
          (p) Collective Bargaining Agreements. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any collective bargaining agreement, union contract or similar agreements that cover any employees of the Company or any of its Subsidiaries or, through negotiations or otherwise, make any commitment or incur any material liability to any labor organizations, other than as required by applicable Law with respect to employees outside of the U.S.
          (q) WARN Act. The Company shall not, and shall not permit any of its Subsidiaries to, effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act affecting, in whole or in part, any site of employment, facility, operating unit or employee of the Company without complying with the provisions of the WARN Act.
          (r) Agreements. The Company shall not, and shall not permit any of its Subsidiaries to, agree to, make any commitment to or authorize, any of the actions prohibited by this Section 4.1.
Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and operations.

ARTICLE V
ADDITIONAL AGREEMENTS
     5.1 Preparation of Proxy Statement; Shareholders Meetings.
          (a) Proxy Statement.
          (i) As promptly as practicable after the date of this Agreement, but in no event more than twelve (12) Business Days following the date of this Agreement, the Company shall prepare and shall cause to be filed with the SEC a preliminary proxy statement relating to the matters to be submitted to the Company shareholders at the Company Shareholders Meeting (such proxy statement and any amendments or supplements thereto, the “Proxy Statement”).
          (ii) The Company shall use reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after its initial filing and to mail the Proxy Statement to its shareholders as promptly as practicable thereafter. The Company shall, as promptly as reasonably practicable after receipt thereof, provide Parent with copies of any written comments received from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, or for additional information. The Company will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement and the Company and its counsel shall keep Parent and its counsel reasonably informed of all communications with the SEC and its staff (including all meetings and telephone conferences) with respect to the Proxy Statement or the transactions contemplated by this Agreement. Prior to filing or mailing the Proxy Statement or any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on any such document or response and shall consider Parent’s comments in good faith.
          (iii) The Company shall insure that none of the information set forth or incorporated by reference in the Proxy Statement will, at the date of mailing to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

          (iv) The Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any information relating to either of the parties, or their respective affiliates, officers or directors should be discovered by either party which should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and the Company shall promptly prepare and file with the SEC an appropriate amendment or supplement describing such information, and, to the extent required by Law, the Company shall cause such amendment or supplement to be disseminated to the shareholders of the Company and, if required in connection therewith, proxies shall be re-solicited with respect thereto.
          (v) The Company, in connection with a Change in Company Recommendation, may amend or supplement the Proxy Statement to effect or reflect such change without Parent’s approval, by an amendment or supplement which effects or reflects a Change in Company Recommendation; provided further that prior to amending or supplementing the Proxy Statement, it has complied with Section 5.4 of this Agreement and such amendment or supplement is limited to (A) a Change in Company Recommendation, (B) a discussion of the reasons of the Company’s Board of Directors for making such Change in Company Recommendation and (C) background information regarding the deliberations and conclusions of the Company’s Board of Directors relating to the Change in Company Recommendation or other factual information reasonably related thereto.
          (b) Company Shareholders Meeting. The Company shall, as soon as reasonably practicable following confirmation by the SEC that it has no further comments on the Proxy Statement, duly take all lawful action to establish a record date for, call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable (the “Company Shareholders Meeting”) for the purpose of obtaining the Required Company Vote with respect to the transactions contemplated by this Agreement and, unless it is permitted to make a Change in Company Recommendation pursuant to Section 5.4(e), shall use its reasonable best efforts to solicit the adoption of this Agreement by its shareholders in accordance with applicable Law. The Company’s Board of Directors shall include the Company Recommendation in the Proxy Statement and shall not (i) withdraw or modify in any manner adverse to Parent (including a change to “neutral”), the Company Recommendation or (ii) publicly propose to, or publicly announce that the Company’s Board of Directors has resolved to, take any such action (any of the foregoing, a “Change in Company Recommendation”), except as and to the extent permitted by Section 5.4(e).
     5.2 Access to Information; Confidentiality. Upon reasonable notice, the Company shall and shall cause its Subsidiaries to afford to Parent and Parent’s Representatives and sources of Debt Financing reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s properties, books, contracts, records, officers, employees, agents and liabilities and make available to Parent such financial and other information concerning its business, properties and personnel as Parent may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the Company’s reasonable judgment, violate an obligation of confidentiality owing to a third party, jeopardize any applicable privilege of the institution in possession or control of such information or contravene any Law or any binding agreement entered into prior to the date of this Agreement. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law or binding agreement or risk waiver of such privilege. Without limiting the generality of this Section 5.2, from the date of this Agreement until the Effective Time, the Company shall furnish to Parent promptly after becoming available (to the extent such items become available), monthly financial statements, including an unaudited balance sheet and income statement for each month through the Closing Date, as it may prepare for management’s internal use in accordance with GAAP. Until the Effective Time, the information provided will be subject to the terms of the letter agreement, dated February 1, 2011, by and among J.P. Morgan Securities LLC, on behalf of the Company, and Parent (as may be amended from time to time, the “Confidentiality Agreement”); it being understood and agreed that any such information may be disclosed as contemplated by Section 5.15.
     5.3 Commercially Reasonable Efforts.
          (a) Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, including preparing and filing or submitting as promptly as practicable (but in no event later than ten (10) Business Days after the date hereof, unless mutually agreed by the parties), all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable (i) all consents, waivers, orders, approvals, permits, rulings, authorizations and clearances necessary, proper or advisable to be obtained from any Governmental Entity, including under the HSR Act and the GWB and (ii) all material consents, waivers, orders, approvals, permits, rulings, authorizations and clearances necessary, proper or advisable to be obtained from any third party (other than a Governmental Entity), in each case in order to consummate the Merger and the other transactions contemplated by this Agreement; provided that, in connection therewith, without the prior written consent of Parent, none of the Company or its Subsidiaries will make or agree to make any material payment or accept any material conditions or obligations, including amendments to existing conditions or obligations.
          (b) Each of Parent and Company shall, in connection with the efforts referenced in Section 5.3(a), use commercially reasonable efforts to (i) cooperate in all respects with the other in connection with any applications, notices, filings and other documents (including by furnishing all information required in connection therewith) and in connection with any investigation, inquiry, request for information or other proceeding or procedure required by any Governmental Entity or third party in connection with the consents, waivers, orders, approvals, permits, rulings, authorizations and clearances referenced in Section 5.3(a), (ii) promptly inform the other party of the status of any of the matters contemplated hereby, including providing the other party with a copy of any substantive written communication (or summary of substantive oral communications) received by such party from any third party or Governmental Entity, in each case regarding the Merger and the other transactions contemplated by this Agreement, (iii) permit the other party reasonable opportunity to review, and consider in good faith any comments of such other party to, any substantive written communication to be given to any third party or Governmental Entity regarding the Merger and the other transactions contemplated by this Agreement and (iv) consult with the other in advance of any meeting or conference with any Governmental Entity and in advance of any material meeting or conference with any third party, and to the extent permitted by such Governmental Entity or third party, give the other party the opportunity to attend and participate in such meetings and conferences.
          (c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, each of Company and Parent shall use commercially reasonable efforts to (i) resolve any objections, actions or proceedings asserted or instituted by any Governmental Entity or third party challenging the Merger or the other transactions contemplated by this Agreement, including to contest and resist any administrative or judicial action or proceeding and to seek to have vacated, lifted, reversed or overturned any judgment, injunction or other decree or order, whether temporary, preliminary or permanent, that is in effect and that prevents, materially delays or materially impedes the consummation, or otherwise materially reduces the contemplated benefits, of the Merger and the other transactions contemplated by this Agreement, and (ii) seek to have repealed, rescinded or made inapplicable any Law which would otherwise prevent, delay or impede the consummation, or otherwise materially reduce the contemplated benefits of the Merger and the other transactions contemplated by this Agreement.
          (d) Each of Company and Parent and their respective Boards of Directors shall, if any “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation becomes applicable to this Agreement, the Merger or any other transactions contemplated hereby, use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such law or regulation on this Agreement, the Merger and the other transactions contemplated hereby.
     5.4 Acquisition Proposals.
          (a) The Company agrees that neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and shall cause its and its

Subsidiaries’ directors, officers, employees, affiliates, agents and other representatives (including any investment banker, financial advisor, attorney, accountant or consultant retained by it or any of its Subsidiaries) (collectively, “Representatives”) not to, directly or indirectly:
          (i) initiate, solicit, encourage or knowingly facilitate (including by way of providing information) the making of any proposal or offer with respect to, or a single transaction or a series of related transactions to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Subsidiaries or any purchase or sale of 15% or more of the consolidated assets (including equity interests of its Subsidiaries) of it and its Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person or group of persons (or the shareholders of such person or group of persons) beneficially owning securities representing 15% or more of its or any of its Subsidiaries’ total voting power (or of the surviving parent entity in such transaction) or any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets (as determined on a book value basis) and Company Common Stock is 15% or more, being hereinafter referred to as an “Acquisition Proposal”;
          (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, engage in any negotiations concerning an Acquisition Proposal or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; or
          (iii) approve or recommend, or execute or enter into, any confidentiality agreement (except for an Acceptable Confidentiality Agreement pursuant to Section 5.4(b)), letter of intent, agreement in principle, merger agreement, asset purchase, stock purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or any other agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions or breach its obligations hereunder or agree or publicly propose to do any of the foregoing.
The Company shall, and shall cause its Subsidiaries and any of the officers and directors of it or its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to immediately cease and terminate, any solicitation, arrangement, discussion, negotiation or cooperation with, or assistance or participation in, or facilitation of, any such inquiries, proposals, discussions or negotiations with any persons conducted heretofore by the Company, its Subsidiaries and its and their Representatives with respect to any Acquisition Proposal and promptly request and instruct the prompt return or destruction of all confidential information previously furnished to any such person, and the Company shall take all reasonably necessary actions to secure its rights and ensure the performance of any such person’s obligations under any applicable confidentiality agreement. To the extent consistent with its fiduciary duties, the Company shall take all actions necessary to enforce its rights under the provisions of any

“standstill” agreement between the Company and any person, and shall not grant any waiver of, or agree to any amendment or modification to, any such agreement. The Company shall ensure that its Representatives are aware of the provisions of this Section 5.4, and any violation of the restrictions contained in this Section 5.4 by its Board of Directors (including any committee thereof) or its Representatives shall be deemed to be a breach of this Section 5.4 by the Company.
          (b) Notwithstanding anything to the contrary contained in Section 5.4(a) or any other provisions of this Agreement, if at any time following the date of this Agreement and prior to obtaining the Required Company Vote, (i) the Company has received an unsolicited written Acquisition Proposal from a third party that the Board of Directors determines in good faith to be bona fide, (ii) such Acquisition Proposal did not result from a breach of this Section 5.4, (iii) the Board of Directors determines in good faith, after consultation with its outside financial and legal advisors that (x) such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) the failure to take the actions described in clauses (A) and (B) below would be a breach of the Board of Directors’ fiduciary duties under applicable Law, then the Company may (A) enter into an Acceptable Confidentiality Agreement with the persons making such Acquisition Proposal and furnish information with respect to the Company and its Subsidiaries pursuant to the Acceptable Confidentiality Agreement with the Company to the persons making the Acquisition Proposal and (B) participate in discussions or negotiations with the persons making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company shall give written notice to Parent after any such determination by the Board of Directors and before taking any of the actions described in the foregoing clauses (A) and (B). The Company shall concurrently provide Parent with copies of any information or materials provided or made available to any third party which were not previously made available to Parent.
          (c) The Company shall promptly (and in any event within 24 hours) notify Parent in writing of any Acquisition Proposal received by, or any request for non-public information concerning the Company or any of its Subsidiaries related to, or that could reasonably be expected to be related to or from any person or group who could reasonably be expected to make any Acquisition Proposal, or any discussions with or negotiations related to any Acquisition Proposal (including any material changes related to the foregoing), indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such Acquisition Proposal or request for information (including a copy thereof if in writing and any related available documentation or correspondence). The Company shall keep Parent reasonably informed on a current basis (within no more than 24 hours) of any material developments in the status and terms of any such Acquisition Proposal or request, including whether such Acquisition Proposal or request has been withdrawn or rejected and any material changes to the terms thereof.
          (d) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person relating to a possible Acquisition Proposal subsequent to the date of this Agreement except for a confidentiality and standstill agreement (including any waivers thereof or amendments thereto) that contains confidentiality and standstill provisions that are no less favorable to the Company and no more favorable to any such third party than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and neither the Company nor any of its Subsidiaries shall be party to any agreement that prohibits the Company from providing to Parent any information provided or made available to any other person pursuant to an Acceptable Confidentiality Agreement.
          (e) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, and except as otherwise provided for in the immediately following sentence, neither the Board of Directors of the Company nor any committee thereof shall effectuate a (i) Change in Company Recommendation, (ii) approve or recommend or propose to publicly approve or recommend any Acquisition Proposal or (iii) approve or recommend, or publicly propose to approve or recommend, or execute any letter of intent, agreement in principle, acquisition or other agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement). The Board of Directors may, at any time prior to receipt of the Required Company Vote, if it determines in good faith (after consultation with its outside legal and financial advisors) that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s shareholders under Ohio Law, (A) effect a Change in Company Recommendation, (B) if the Company receives an unsolicited Acquisition Proposal after the date hereof which constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, approve or recommend such Superior Proposal and/or (C) only in the case of the foregoing clause (B), terminate this Agreement, pursuant to Section 7.1(e) of this Agreement after or concurrently with payment of the Termination Fee in accordance with Section 7.2(c), to enter into a definitive agreement with respect to such Superior Proposal, provided, that the Board of Directors may not make a Change in Company Recommendation pursuant to the foregoing clauses (A) or (B) or terminate this Agreement pursuant to the foregoing clause (C) unless the Company has complied with its obligations under this Section 5.4 and:
          (i) the Company shall have provided prior written notice to Parent and Merger Sub of its intention to take any action contemplated in clause (A), (B) or (C) of this Section 5.4(e) at least five (5) days in advance of taking such action (the “Notice Period”), which notice shall specify in reasonable detail (x) the material terms and conditions of any such Superior Proposal, if applicable, (including the identity of the person making such Superior Proposal), and shall have contemporaneously provided a copy of then-current forms of all relevant transaction agreements relating to any such Superior Proposal, if applicable, or if no such agreement exists, a written summary of the material terms and conditions of such Superior Proposal and (y) if such Change in Company Recommendation is not being made as a result of a Superior Proposal, the reasons for such action;

          (ii) if such Change in Company Recommendation is not being made as a result of a Superior Proposal, during the Notice Period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent to amend this Agreement in such a manner that would otherwise obviate the need for such Change in Company Recommendation, in which event the Board of Directors shall not make such Change in Company Recommendation; and
          (iii) prior to approving or recommending such Superior Proposal or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make adjustments to the terms and conditions of this Agreement so that such proposal ceases to be a Superior Proposal, in which event the Company shall not make a Change in Company Recommendation with respect to and shall have no right to terminate this Agreement pursuant to Section 7.1(e) as a result of such proposal.
In the event of any material revision to the terms of any Superior Proposal or any Acquisition Proposal that the Company’s Board of Directors determines no longer constitutes a Superior Proposal, including any change in any price term thereof, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to again comply with the requirements of this Section 5.4(e) with respect to such new written notice, and a new Notice Period shall commence with respect to such notice.
          (f) Nothing contained in this Section 5.4 shall prohibit the Board of Directors from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act to the extent applicable to an Acquisition Proposal (other than any disclosure of confidential information to third parties prohibited by Section 5.4(e)) or (ii) making any disclosure to its shareholders as, in the good faith determination of the Board of Directors, after consultation with its outside legal counsel, is required by applicable Laws; provided, that clause (ii) shall not be deemed to permit the Board of Directors to make a Change in Company Recommendation except to the extent permitted by Section 5.4(d); provided further, that, notwithstanding anything herein to the contrary, any disclosure (other than a “stop-look-and-listen” communication to its shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act) made pursuant to Rule 14d-9 or Rule 14e-2(a) shall be deemed to be a Change in Company Recommendation, unless the Board of Directors expressly reaffirms its recommendation to the Company’s shareholders in favor of the Merger and this Agreement. The Company shall not submit to the vote of its shareholders any Superior Proposal prior to the termination of this Agreement.
          (g) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the Company’s Board of Directors concludes in good faith, after consultation with its outside financial advisors and outside legal advisors, taking into account the legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal (including any required voting agreements, break-up fees, expense reimbursement provisions and conditions to consummation): (i) if consummated, would be more favorable to the unaffiliated shareholders of the Company, than the transactions contemplated by this Agreement, taking into account all terms and conditions thereof (including all financial, legal, financing, regulatory and other aspects of such Acquisition Proposal (including the person or group making the Acquisition Proposal and the conditions for the completion of such Acquisition Proposal)) and of this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreement committed to in writing by the parties hereto in response to such Acquisition Proposal) and (ii) is fully financed or reasonably capable of being fully financed and is otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a), except that the reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “75%”.
     5.5 Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall use its reasonable best efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of shares of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act with respect to the Company (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby).
     5.6 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as set forth in Section 7.2 herein.
     5.7 Indemnification; Directors’ and Officers’ Insurance.
          (a) From and after the Effective Time, Parent and the Surviving Entity shall, to the fullest extent permitted by applicable Law, jointly and severally indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company or any Subsidiary of the Company prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company’s Articles of Incorporation, Code of Regulations and indemnification agreements, in existence on the date hereof with any present or former directors, officers or employees of the Company and its Subsidiaries.
          (b) Parent or the Surviving Entity shall have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.7 (each, a “Claim”); provided, that none of Parent or the Surviving Entity shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by a Company Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Company Indemnified Party from all liability arising out of such Claim or such Company Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Entity and Company Indemnified Parties shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish, or cause to be furnished, records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals as may be reasonably requested in connection therewith.
          (c) For the six (6) year period commencing immediately after the Effective Time, the Surviving Entity shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time for the persons who, as of the date of this Agreement or as of the Effective Time, are covered by the Company’s existing directors’ and officers’ liability insurance, with respect to claims arising from facts or events which occurred at or before the Effective Time, or Parent may substitute therefor a “tail” directors’ and officers’ liability insurance policy with substantially the same coverage and amounts and terms and conditions as the existing policies of directors’ and officers’ liability insurance maintained by the Company; provided, however, that if the one-time “tail” premium shall exceed 200% of the current annual premium (such 200% threshold, the “Maximum Premium”), Parent shall acquire aggregate coverage for the maximum amount available on substantially equivalent terms for a cost equal to the Maximum Premium.
          (d) Parent and the Surviving Entity shall pay (as incurred) all expenses, including reasonable fees and expenses of counsel, which an indemnified person may incur in enforcing the indemnity and other obligations provided for in this Section 5.7, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.
          (e) If Parent, the Surviving Entity or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving person in such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent and the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.7.

          (f) The provisions of this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.
     5.8 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Entity or Parent, (b) any actions suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger or the other transactions contemplated by this Agreement or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice. The parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with this Section 5.8 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.2(b) or Section 6.3(b), respectively, shall have been satisfied.
     5.9 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, unless and until a Change in Company Recommendation has occurred in accordance with Section 5.4(e) of this Agreement, so long as this Agreement is in effect, Parent, Merger Sub and the Company shall use reasonable best efforts (a) to develop a joint communications plan related to the Merger and the other transactions contemplated hereby, (b) to ensure that all press releases and other public statements with respect to the Merger and the other transactions contemplated hereby shall be consistent with such joint communications plan and (c) except in respect of any announcement required by applicable Law or by obligations pursuant to any listing agreement with or rules of Nasdaq in which it is impracticable to consult with each other as contemplated by this clause (c), to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.
     5.10 Shareholder Litigation. In the event any shareholder litigation related to this Agreement, the Merger, any other transaction contemplated by this Agreement, or with respect to Company Dissenting Shares is brought against the Company and/or its directors, the Company shall have the right to control the defense of such litigation; provided, that no settlement shall be agreed to without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall keep Parent reasonably informed of the status of all such litigation, including with respect to any settlement discussions relating thereto, unless, in the reasonable judgment of the Company, doing so would result in the loss of attorney-client privilege.
     5.11 Delisting and De-Registration. Each of the Company and Parent shall take such actions reasonably required prior to the Effective Time to cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.
     5.12 Resignations. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of all directors of the Company and its Subsidiaries (except those designated by Parent in writing to the Company prior to the Closing).
     5.13 Section 280G Matters. No later than twenty (20) Business Days following the date of this Agreement with respect to each “officer” of the Company (as defined in Rule 16a-1(f) promulgated under the Exchange Act) (each, a “Section 16 Officer”) and any other “disqualified individual” of the Company (as defined in Section 280G(c) of the Code), the Company shall furnish a schedule that sets forth (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts and any tax gross-up payments) that could be paid to such Section 16 Officer or other disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such Section 16 Officer or other disqualified individual, and (iii) the underlying documentation on which such calculations are based. The schedules and underlying documentation required by this Section 5.13 shall be updated and delivered to Parent not later than twenty (20) Business Days prior to the anticipated Closing Date.
     5.14 Employee Information and Consultation. Parent, the Company and their respective affiliates, as applicable, shall provide one another, upon request, with such information as reasonably necessary to enable the other to comply with its obligations to inform and/or consult with all works councils and any other employee representative bodies, as applicable, in order to comply with applicable Laws in connection with this Agreement and the transactions contemplated hereby, and shall take all other necessary and appropriate actions in connection with employees of the Company and its Subsidiaries covered thereby as may be required pursuant to applicable Law.
     5.15 Financing. Subject to the terms and conditions of this Agreement (including the Company’s compliance with Section 5.16), Parent shall, and shall cause its affiliates to, use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary to consummate the financings contemplated by the Commitment Letters as promptly as possible following the date hereof, including (i) maintaining in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof; (ii) negotiating definitive agreements with respect to the debt financing contemplated by the Debt Commitment Letters on the terms and conditions contained in the Debt Commitment Letters (the

“Debt Financing”) and (iii) satisfying on a timely basis all the conditions to the Debt Financing and the Equity Financing (together, the “Financing”) contemplated by the Commitment Letters to the extent such conditions are in Parent’s or any affiliate of Parent’s control. Upon the reasonable request of the Company, Parent shall inform the Company of the status of its efforts to arrange the financing contemplated by the Commitment Letters. Parent shall have the right to amend or replace the Debt Commitment Letters and any related fee letter from time to time between the date hereof and Closing (A) to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities as a party thereto or (B) in any other manner that would not, taken as a whole, have the effect of (I) reducing the aggregate amount of the Financing, (II) imposing new or additional conditions to the receipt of the Financing or otherwise expanding, amending or modifying any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (x) delay or prevent the Closing, (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, or (III) adversely impacting the ability of Parent to enforce its rights against the other parties to the Commitment Letters or any related fee letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to arrange and obtain alternative debt financing from alternative debt sources in an amount sufficient to consummate the transactions contemplated by this Agreement upon terms and conditions not less favorable, taken as a whole, to Parent and Merger Sub (in the reasonable judgment of Parent) than those in the Debt Financing Commitments as promptly as practicable following the occurrence of such event but no later than the Business Day immediately prior to the Closing Date. For the avoidance of doubt, in no event shall any Guarantor be required to provide any financing other than equity financing, which equity shall in no event exceed the amount set forth in its respective Equity Commitment Letter, and in no event shall Parent or Merger Sub be required to seek or obtain equity financing other than the Equity Financing. The term “Debt Commitment Letter” shall thereafter be deemed to refer to the Debt Commitment Letter as so amended or replaced as provided herein.
     5.16 Cooperation with Financing.
          (a) Prior to the Closing, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use reasonable best efforts to cause their respective Representatives (including legal and accounting representatives) to provide all necessary or customary cooperation as may reasonably be requested by Parent in connection with the Debt Payoff and the closing of the Financing contemplated by the Commitment Letters and this Agreement, including cooperation that consists of:
          (i) assisting in the preparation for and participating in a customary and reasonable number of meetings, due diligence sessions, presentations, drafting sessions, sessions with rating agencies and road shows, including making available the Representatives and the members of the finance department or other employees of the Company and its Subsidiaries;
          (ii) assisting with the preparation of customary bank information memoranda, rating agency presentations and bank syndication materials (and providing reasonable and customary authorization letters to the financing sources authorizing the distribution of information relating to the Company or any of its Subsidiaries to prospective lenders and containing customary information), and private placement memoranda, offering memoranda, prospectuses and similar documents for use in connection with the Debt Financing, including making available the Representatives and the members of the finance department or other employees of the Company and its Subsidiaries to assist Parent in Parent’s preparation of any required financial information (including pro forma financial information) relating to the Company or any of its Subsidiaries or projections;
          (iii) assisting in the preparation of and executing and delivering at the Closing definitive documents related to the Financing on the terms contemplated by the Commitment Letters;
          (iv) obtaining customary and reasonable accountants’ comfort letters with respect to information relating to the Company no later than the first day of the Marketing Period, corporate and facilities ratings, consents, approvals, authorizations, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys, appraisals, and title insurance (including providing reasonable access to Parent and its representatives to all leased real property), in connection with the Debt Financing;
          (v) furnishing Parent and its financing sources as promptly as practicable with:
     (A) (1) audited consolidated balance sheets and related statements of income, shareholders’ equity and cash flows of the Company, for the three most recently completed fiscal years ended at least ninety (90) days before the Closing Date, and (2) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter ended during the Company’s 2011 fiscal year and for the comparable periods in the Company’s 2010 fiscal year, which, in each case, shall have been reviewed by the Company’s independent accountants as provided in SAS 100 no later than forty-five (45) days after the end of such fiscal quarter through at least forty-five (45) days prior to the Closing Date, in case of (1) and (2) in form and substance required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of Parent, to the extent the same is of the type and form customarily included in an offering memorandum, private placement memoranda, prospectuses and similar documents to issue and sell notes in a public offering or private placement under Rule 144A promulgated under the Securities Act or other private placement,
     (B) without limiting the requirements of the paragraph above, all financial statements, pro forma financial information, financial data, audit reports and other information regarding the Company of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of Parent or the

Company (including for Purchaser’s preparation of pro forma financial statements), to the extent the same is of the type and form customarily included in an offering memorandum, private placement memoranda, prospectuses and similar documents to issue and sell notes in a public offering or private placement under Rule 144A promulgated under the Securities Act or other private placement, or otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Company’s independent accountants as provided in SAS 100,
     (C) all other information and disclosures relating to the Company as may be reasonably requested by Parent, including such information of the type and form required by Regulation S-X and Regulation S-K promulgated under the Securities Act for registered public offerings of securities on Form S-1 (or any successor form) under the Securities Act,
     (D) an electronic version of the trademarks, service marks and corporate logo of the Company for use in marketing materials for the purpose of facilitating the syndication of the Debt Financing, and
     (E) the authorization letters referred to in Section 5.16(a)(ii) (all such information in this clause (v), the “Required Information”); and
          (vi) using commercially reasonable efforts to take all actions reasonably necessary to (x) permit the prospective lenders to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of preparing bank memoranda and offering documents and establishing collateral arrangements to the extent customary and reasonable and (y) benefit from the Company’s existing lending relationships and (z) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing;
          (vii) delivering notices of prepayment within the time periods required by the relevant agreements governing Indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full on the Closing, of all Indebtedness other than as set forth in Section 5.16(a)(vii) of the Company Disclosure Schedule (the “Debt Payoff”);
provided that the actions contemplated in the foregoing clauses (i) through (vii) do not (A) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries or (B) require the Company or any of its Subsidiaries to pay any out-of-pocket fees or expenses prior to the Closing that are not reimbursed by Parent as set forth in Section 5.16(e). All non-public or other confidential information provided by the Company pursuant to this Section 5.16(a) shall be kept confidential in a customary manner for syndicated financings, except that

Parent shall be permitted to disclose such information to potential sources of capital, rating agencies, prospective lenders and investors and their respective Representatives, during syndication of the Debt Financing contemplated by the Debt Commitment Letters, subject to such potential sources of capital, prospective lenders and investors entering into customary confidentiality undertakings with respect to such information.
          (b) The Company agrees that it shall inform Parent if, to the Knowledge of the Company, any information regarding the Company in the documents described in Section 5.16(a)(ii) would cause such document to be materially misleading.
          (c) The Company hereby consents to the use of its trade names, trademarks, service marks and corporate logos in connection with the Financing; provided that such trademarks, service marks and corporate logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
          (d) The Company shall reasonably cooperate with Parent in Parent’s review of and planning for any internal restructuring or reorganization of Subsidiaries, assets or liabilities (a “Internal Restructuring”); provided, however, that (i) the Company shall not be required to take any actions to implement any steps (other than the creation of newly formed entities; provided that no transfer of assets to such entities shall be required) on such Internal Restructuring (A) unless Parent has confirmed in writing that it is prepared to proceed immediately to Closing and the Company is satisfied that the Closing will immediately occur thereafter, or (B) if such action would contravene an organizational document of the Company or any of its affiliates or Law; and (ii) such cooperation will not unreasonably interfere with the business or operations of the Company.
          (e) Parent shall promptly, upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 5.16; provided that the aggregate amount reimbursed by Parent shall not exceed $750,000 without first obtaining Parent’s prior written consent, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of financing and any information used in connection therewith, except to the extent such Losses were caused by the gross negligence or intentional misconduct of the Company, its affiliates or their respective officers, advisors and representatives or by breach of this Agreement by the Company.
As used in this Agreement, “Marketing Period” means the first period of twenty (20) consecutive calendar days after the date hereof and throughout which (i) Parent shall have the Required Information, (ii) the conditions set forth in Section 6.1(a) and 6.1(b) are satisfied and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1(c) or Section 6.2 to fail to be satisfied, assuming that the Closing Date were to be scheduled at any time during such twenty (20) consecutive calendar day period; provided that (x) the Marketing Period shall end on any earlier date that is the date on which all of the proceeds of the Debt Financing have been obtained, (y) the Marketing Period shall not include any day from August 19, 2011 to and including September 5, 2011, and (z) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period:
          (a) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any of Company Financial Statements for which it has provided such opinion, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to Company Financial Statements for the applicable periods by Deloitte & Touche LLP;
          (b) the financial statements included in the Required Information that is available to Parent on the first day of any such twenty (20) consecutive calendar day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive calendar day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive calendar day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive calendar day period, together with a reasonably detailed schedule of corporate allocations for such updated financial statements;
          (c) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company, in whole or in part, or otherwise indicates its intent or the need to restate any of the financial statements included in the Required Information, or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant financial statements have been amended or the Company has announced or informed Parent that it has concluded (including the basis for such conclusion) that no restatement of Company Financial Statements shall be required in accordance with accounting principles and practices generally accepted in the United States of America (“GAAP”), applied on a consistent basis with the preparation of Company Financial Statements; or
          (d) the Required Information ceases to be Compliant, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, all such Required Information is Compliant.
If at any time the Company shall in good faith reasonably believe that the Marketing Period has begun, it may deliver to Parent a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date of such notice, unless Parent in good faith reasonably believes the Marketing Period will be deemed to have begun on the date of such notice, unless Parent in good faith reasonably believes the Marketing Period has not begun and, within three (3) Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with reasonable specificity why Parent believes the Marketing Period has not begun (including, if Parent believes the Required Information has not been provided, stating with reasonable specificity which items of Required Information have not been provided).
As used in this Agreement, “Compliant” means, with respect to any Required Information, that such Required Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company necessary in order to make such Required Information not misleading, and is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X for a registration statement on Form S-1 (or any applicable successor form) under the Securities Act for an offering of debt securities.
     5.17 Repatriation of Cash. At the reasonable request of Parent, the Company and its Subsidiaries shall use reasonable best efforts, to the extent permitted by applicable Law and subject to the reasonable operational requirements of the Company and its Subsidiaries, to cause cash held by the Company’s Subsidiaries, in the amounts specified by Parent, to be repatriated to the United States at or prior to the Closing in the manner specified by Parent (which may include direct or indirect transfers of cash, dividends and/or intercompany loans). The Company and its Subsidiaries shall cooperate with Parent in good faith regarding the implementation of such repatriation and shall execute any documents, instruments or conveyances that may be reasonably necessary or advisable in connection therewith.
ARTICLE VI
CONDITIONS PRECEDENT
     6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:
          (a) Shareholder Approval. The Company shall have obtained the Required Company Vote at the Company Shareholders Meeting.
          (b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act to the consummation of the transactions contemplated hereby shall have expired or been terminated, and the review period under the GWB shall have expired or clearance shall have been obtained from the Federal Cartel Office (Bundeskartellamt).
          (c) No Injunctions. No Law, judgment, injunction, order, decree or ruling enacted, promulgated, issued, entered, amended or enforced by a court or other Governmental Entity (whether temporary, preliminary or permanent) shall be in effect enjoining, restraining, preventing, prohibiting, or making illegal the consummation of the Merger or the other transactions contemplated by this Agreement.
     6.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions unless waived (to the extent permitted under applicable Law) by Parent:
          (a) Representations and Warranties. The representations and warranties of the Company (i) contained in Section 3.1(a) (Organization, Standing and Power), Section 3.1(c) (Authority), Section 3.1(o) (Rights Agreement; Anti-Takeover Provisions), Section 3.1(q) (Absence of Certain Changes or Events), Section 3.1(r) (Board Approval), Section 3.1(s) (Vote Required), Section 3.1(t) (Brokers or Finders) and Section 3.1(u) (Opinion of the Company Financial Advisor) shall be true and correct in all respects, in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representation and warranties made only as of a specified date, which shall be true and correct as of the specified date), (ii) contained in Section 3.1(b) (Capital Structure) shall be true and correct at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of any earlier date, in which case as of such date) other than any insignificant inaccuracies, and (iii) contained in Section 3.1 (other than those specified in clauses (i) and (ii) above) shall be true and correct (without giving effect to any materiality or material adverse effect qualifications) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), other than, in the case of this clause (iii), such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the Company. Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by an authorized executive officer of the Company to such effect.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants required to be performed and complied with by it under this Agreement at or prior to the Closing. Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by an authorized executive officer of the Company to such effect.
          (c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been an effect, change, event or occurrence that has had or would reasonably be expected to have a material adverse effect on the Company.
          (d) FIRPTA Affidavit. The Company shall have delivered a certificate from the Company certifying that the interests in the Company do not constitute United States real property interests within the meaning of Section 897 of the Code, and such certification shall otherwise be in compliance with Sections 897 and 1445 of the Code.

     6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions unless waived (to the extent permitted under applicable Law) by the Company:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Section 3.2(a) (Organization, Standing and Power) and Section 3.2(b) (Authority) shall be true and correct in all respects, in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (ii) the representations and warranties of Parent and Merger Sub set forth in Section 3.2 (other than those specified in clause (i) above shall be true and correct as of the Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, prevent consummation of the Merger. The Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by an authorized executive officer of Parent to such effect.
          (b) Performance of Obligations of Parent. Parent and Merger Sub shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by them under this Agreement at or prior to the Closing. The Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by an authorized executive officer of Parent to such effect.
     6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Section 5.2 and Section 5.15.
ARTICLE VII
TERMINATION AND AMENDMENT
     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after any Required Company Vote has been obtained, solely in the following manner:
          (a) by mutual consent of Parent, Merger Sub and the Company in a written instrument;
          (b) by either Parent or the Company, upon written notice to the other party, if any Law, injunction, judgment, order, decree or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity of competent jurisdiction shall be in effect restraining, enjoining, preventing or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement or making the consummation of the Merger illegal, and such judgment, injunction, order or decree has become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to perform or comply with its obligations under this Agreement in all material respects has been the cause of, or resulted in, such action;
          (c) by either Parent or the Company, upon written notice to the other party, if the Merger shall not have been consummated on or before August 8, 2011 (the “Walk-Away Date”); provided, however, that if as of the Walk-Away Date the Marketing Period has not ended, then the Walk-Away Date shall be automatically extended until September 30, 2011; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to perform or comply with its obligations under this Agreement in all material respects has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;
          (d) by either Parent or the Company if the Merger has been submitted to the shareholders of the Company for adoption at a duly convened Company Shareholders Meeting and the Required Company Vote shall not have been obtained at such Company Shareholders Meeting (including any adjournments or postponements thereof); provided, however, that the right to terminate under this Section 7.1(d) shall not be available to any party where the failure to obtain the Required Company Vote shall have been caused by or related to such party’s material breach of this Agreement;
          (e) by the Company, if, prior to the receipt of the Required Company Vote (i) the Company’s Board of Directors has received a Superior Proposal, (ii) the Company shall have complied with Section 5.4, (iii) the Company’s Board of Directors shall have approved the definitive agreement providing for the implementation of such Superior Proposal, and the Company terminates this Agreement and concurrently enters into, such definitive agreement providing for the implementation of such Superior Proposal, and (iv) the Company pays the fee due under Section 7.2(c);
          (f) by Parent, upon written notice to the Company, if
          (i) (A) the Board of Directors of the Company shall have failed to include the Company Recommendation in the Proxy Statement; (B) the Board of Directors of the Company shall have effected a Change in Company Recommendation; (C) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement following a publicly announced Acquisition Proposal within seven (7) Business Days after Parent so requests in writing; (D) the Company or the Board of Directors of the Company shall have publicly announced its intention to do any of the foregoing; or (E) the Company fails to hold the Company Shareholders Meeting in accordance with Section 5.1(b) within ten (10) Business Days prior to the Walk-Away Date, provided, however, that the right to terminate this Agreement under this Section 7.1(f)(i)(E) shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Company to hold the Shareholders Meeting by such date;
          (ii) the Company has breached or failed to perform in any material respect any of its obligations under Section 5.4;
          (g) by either Parent or the Company, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as the case may be, which, by its nature, cannot be cured or, if curable, which breach has not been cured prior to the earlier of (i) twenty (20) days following written notice thereof to the breaching party or (ii) two (2) Business Days prior to the Walk-Away Date; provided, however, that the neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(g) if it is then in material breach of this Agreement so as to cause any of the conditions set forth in Article VI not to be able to be satisfied; or
          (h) by the Company if (i) the Marketing Period has ended and all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied as of the date the Closing should have occurred pursuant to Section 1.2, (ii) the Company has irrevocably confirmed by notice to Parent after the end of the Marketing Period that all conditions set forth in Section 6.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 6.3 and (iii) Parent fails to consummate the transactions contemplated by this Agreement within five (5) Business Days following the date the delivery of such notice and the Company stood, ready, willing and able to consummate the Closing through the end of such five (5) Business Day period.
     7.2 Effect of Termination.
          (a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, except that (a) Section 5.2 (Access to Information; Confidentiality), Section 5.6 (Fees and Expenses), this Section 7.2 (Effect of Termination) and Article VIII (General Provisions) shall survive such termination and (b) no party shall be relieved or released from any liability for fraud or willful or intentional breach of this Agreement (except as set forth in Section 7.2(g)).
          (b) If Parent shall terminate this Agreement pursuant to Section 7.1(f)(i), then the Company shall pay to Parent, not later than two (2) Business Days following such termination, a cash amount equal to $10,000,000 (the “Termination Fee”).

          (c) If the Company shall terminate this Agreement pursuant to Section 7.1(e), then the Company shall pay to Parent the Termination Fee concurrently with such termination.
          (d) If (i) the Company or Parent shall terminate this Agreement pursuant to Section 7.1(d) or (ii) Parent shall terminate this Agreement pursuant to Section 7.1(g), then the Company shall pay to Parent all of the actual and reasonably documented out-of-pocket fees and expenses (including all legal, accounting, consulting, advisory and investment banking costs and expenses) actually incurred by Parent and its affiliates prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $3,000,000 (the “Parent Expenses”) which shall be paid not later than two (2) Business Days after delivery to the Company of written notice of the amount of such Parent Expenses.
          (e) If (i) the Company or Parent shall terminate this Agreement pursuant to Section 7.1(c) or Section 7.1(d) or (ii) at or prior to the time of the event giving rise to such termination there shall have been made known or proposed to the Company or otherwise publicly disclosed or announced an Acquisition Proposal which was not withdrawn and (iii) within twelve (12) months following the termination of this Agreement, the Company enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal, then the Company shall pay to Parent the Termination Fee, less the amount of Parent Expenses previously paid to Parent.
          (f) If (i) Parent shall terminate this agreement pursuant to Section 7.1(g) and (ii) within twelve (12) months following the termination of this Agreement, the Company enters into a definitive agreement with respect to, or consummates, a transaction with respect to an Acquisition Proposal, then the Company shall pay to Parent the Termination Fee, less the amount of Parent Expenses previously paid to Parent.
          (g) If the Company shall terminate this Agreement pursuant to Section 7.1(g) or 7.1(h), Parent shall pay, or cause to be paid, to the Company an amount equal to $25,000,000 (the “Reverse Termination Fee”) no later than two (2) Business Days following such termination, it being understood that in no event shall the Reverse Termination Fee be payable on more than one occasion, whether by Parent or the sponsor guarantors under guarantees dated the date hereof and delivered to the Company substantially concurrently herewith (together, the “Sponsor Guarantees”). The Company agrees that in the event the Company shall receive the Reverse Termination Fee pursuant to this Section 7.2(g) the delivery of such fee shall be deemed to be liquidated damages for any and all claims, actions, causes of action, judgments, awards, losses, damages, liabilities, fines, penalties, expenses or costs (including reasonable attorney’s fees and other out-of-pocket costs incurred in investigating, preparing and defending the foregoing) (collectively, a “Loss” or the “Losses”) suffered or incurred by the Company or any of its affiliates, shareholders or any other person in connection with or related to or arising out of this Agreement, the Commitment Letters or the Sponsor Guarantees, (and the abandonment or termination thereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof), any oral representation made or alleged to have been made in connection herewith or therewith or any matter forming the basis for such termination (except that Parent and Merger Sub shall remain obligated for, and the Company and its subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, any reimbursement obligations of Parent pursuant to Section 7.2(h) and the indemnification, reimbursement and expense obligations of Parent contained in Section 5.16(e)), and none of the Company, any of its respective affiliates or any other person shall be entitled to bring or maintain any other claim, action or proceeding against Parent, the guarantors under the Sponsor Guarantees, the parties to the Commitment Letters or any of their respective former, current or future general or limited partners, controlling persons, shareholders, managers, management companies, members, directors, officers, affiliates, employees, incorporators, attorneys, agents, assignees or other Representatives arising out of this Agreement, the Commitment Letters or the Sponsor Guarantees (and the abandonment or the termination thereof), the transactions contemplated hereby and thereby (and the abandonment thereof), any oral representation made or alleged to have been made in connection herewith or therewith or any matter forming the basis for such termination.
          Notwithstanding anything to the contrary in this Agreement (i) subject to Section 8.9, under no circumstances will the Company or its affiliates be entitled to monetary damages or other monetary remedies for any Losses suffered as a result of the failure of the transactions contemplated herein to be consummated or for a breach of a covenant of agreement by Parent or Merger Sub hereunder or failure to perform hereunder or any representation made in connection herewith in excess of the amount of the Reverse Termination Fee, whether from Parent, under the Sponsor Guarantees, or otherwise and (ii) under no circumstances shall the Company or its affiliates be permitted or entitled to receive both a grant of specific performance and any monetary damages or other monetary remedies, including all or any portion of the Reverse Termination Fee, whether from Parent, under the Sponsor Guarantees, or otherwise.
          (h) The parties acknowledge that the agreements contained in Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 7.2(b) or Section 7.2(d) or Parent and the Sponsor Guarantors fail to promptly pay the amount due pursuant to Section 7.2(g), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 7.2(b) or Section 7.2(d) or any portion thereof or a judgment against Parent or any Sponsor Guarantor for the amount set forth in Section 7.2(g) or any portion thereof, the Company shall pay to Parent’s or Merger Sub’s designee, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made through the date of payment.

     7.3 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of the Required Company Vote, but after any such approval, no amendment shall be made which by Law requires further approval or authorization by shareholders of the Company or Parent, as applicable, without such further approval or authorization. This Agreement may not be amended except by an instrument or instruments in writing signed and delivered by an authorized representative of each of the parties.
     7.4 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive performance of or compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.
ARTICLE VIII
GENERAL PROVISIONS
     8.1 Non-survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.
     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (ii) on the first business day following the date of dispatch if delivered by a recognized next day courier service or (iii) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.
          (a) if to Parent, Merger Sub, or the Surviving Entity to
INC Research, LLC
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604-1547

Attention: Karen M. Wall, Esq., General Counsel
Facsimile No.: (919) 876-9360
and
Avista Capital Holdings, L.P.
65 East 55th Street
18th Floor
New York, NY 10022

Attention:	David Burgstahler Sriram Venkataraman Ben Silbert, Esq.
Facsimile No : (212) 593-6901
and
Ontario Teachers’ Pension Plan Board
5650 Yonge Street, 8th Floor
Toronto ON M2M 4H5

Attention:	Terry Woodward Nicole Musicco Stephen Solursh, Esq.
Facsimile No: (416) 730-3771
with a required copy (which shall not constitute notice) to
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: David M. Blittner
Facsimile No.: (212) 310-8007
(b)      if to the Company, to
Kendle International Inc.
500 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202
Attention: Jarrod B. Pontius, Esq., Chief Legal Counsel
Facsimile No.: (513) 381-5870
with a required copy (which shall not constitute notice) to

Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Attention: F. Mark Reuter, Esq.
Facsimile No.: (513) 579-6457
     8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a correspondingly numbered Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated jointly in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted jointly by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The term “person” means an individual, a limited liability company, a joint venture, a corporation, a partnership, an association, a trust, a division or operating group of any of the foregoing or other entity or organization. The term “affiliate” has the meaning given to it in Rule 12b-2 under the Exchange Act. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. The term “Business Day” means Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in the State of New York are not authorized or obligated by applicable Law to close. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement. References in this Agreement to “dollars” or “$” are to U.S. dollars.
     8.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

     8.5 Entire Agreement; No Third Party Beneficiaries.
          (a) This Agreement (including the Schedules and Exhibits hereto), together with the Confidentiality Agreement, the Commitment Letters, and the Sponsor Guarantees contain the complete agreement between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.
          (b) Parent acknowledges that the only representations or warranties made by the Company are as set forth in this Agreement. Parent acknowledges that no person has made any representation or warranty to Parent with respect to: (i) any information set forth in the materials the Company prepared for parties interested in investing in or acquiring the Company or (ii) any Company Projection delivered by or on behalf of Parent and the Company. Parent acknowledges that: (A) there are uncertainties inherent in attempting to make such Company Projections; (B) it is familiar with such uncertainties; (C) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such Company Projections so furnished to it; and (D) it shall have no claim against any such person with respect to any such Company Projection (other than in the case of fraud). Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto (and their respective successors and permitted assigns) any right or remedy of any nature whatsoever under or by reason of this Agreement, other than as provided in Section 5.7, provided that the Debt Financing Sources (as defined in Section 8.11) shall be considered third party beneficiaries with respect to this Section 8.5(b), Section 7.2(g), Section 8.6, Section 8.10 and Section 8.11 of this Agreement.
          (c) Each of Merger Sub and Parent acknowledges that it has conducted an investigation of the financial condition, operations, assets, liabilities and properties of the Company and each Subsidiary of the Company and, in making its determination to proceed with the transactions contemplated by this Agreement, each of Merger Sub and Parent has relied and will rely solely on the results of its own investigation and the limited representations and warranties of the Company expressly and specifically set forth in this Agreement, including the Schedules. Each of Merger Sub and Parent further acknowledges that, except as set forth herein, no promise or inducement for this Agreement was offered by the Company, any Subsidiary of the Company or any of their respective Representatives or relied upon by Merger Sub or Parent. THE REPRESENTATIONS AND WARRANTIES BY THE COMPANY IN ARTICLE III HEREOF CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO MERGER SUB AND PARENT IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND MERGER SUB AND PARENT UNDERSTAND, ACKNOWLEDGE AND AGREE THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OR PROSPECTS OF THE COMPANY OR ANY SUBSIDIARY OF THE COMPANY) ARE SPECIFICALLY DISCLAIMED BY

THE COMPANY. With respect to all materials specifically referenced in this Agreement as having been delivered or made available to Merger Sub or Parent, such materials shall be deemed to have been delivered or made available to Merger Sub or Parent only if such materials were publicly filed with the SEC, posted to the Data Room or otherwise delivered to a representative of Parent via e-mail attachment or other electronic file transfer method.
     8.6 Governing Law; Jurisdiction.
          (a) This Agreement, the Commitment Letters and the Sponsor Guarantees and their negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract or tort) including resolutions of disputes under Section 5.15 that may be based upon, arise out of or relate to this Agreement, the Equity Commitment Letters and the Sponsor Guarantee, or the negotiation and performance of this Agreement, the Equity Commitment Letters and the Sponsor Guarantees (including any claim or cause of action based upon, arising out of or related to any representation or warranty made or in connection with this Agreement or as an inducement to enter this Agreement (each, a “Proceeding”) shall, except as otherwise expressly provided in the Equity Commitment Letters or the Sponsor Guarantees be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of laws that might otherwise govern under any applicable conflict of Laws principles, except to the extent the provisions of Title 17 of the ORC are mandatorily applicable to the Merger).
          (b) All Proceedings shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum, or lack of jurisdiction to the maintenance of any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 8.6(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person other than the parties hereto. Each party hereto agrees that the service of process upon such party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.2 of this Agreement. Each of the parties also agrees that any final, non-appealable judgment against a party in connection with any suit, action or other proceeding arising out of or relating to this Agreement shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the U.S. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

          (c) Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against lenders party to the Debt Commitment Letter and the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and that the provisions of Section 8.10 regarding a waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.
     8.7 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.
     8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned, in whole or in part, by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void; provided, that Parent and Merger Sub may assign this Agreement to any of their affiliates; provided, further, that no such assignment shall relieve Parent or Merger Sub of any of its obligations herein. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.
     8.9 Specific Performance.
          (a) The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under applicable Law. Accordingly, each party agrees that, in addition to all other remedies to which it may be entitled, each of the parties is entitled to seek a decree of specific performance and each of the parties shall further be entitled to seek an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security, subject to the provisions of Section 7.2(g), Section 8.9(b) and Section 8.9(c) below.
          (b) Notwithstanding the foregoing, the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance (i) to enforce specifically the terms and provisions of, and to prevent or cure breaches of Sections 5.3 and 5.15 by Parent or Merger Sub (but not the right to enforce specifically Parent’s and/or Merger Sub’s obligations consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2 (which shall be governed by the immediately succeeding clause (ii)) and (ii) to cause Parent and/or Merger Sub to draw down the full proceeds of the Equity Financing and to cause Parent or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement, if, but only if (with respect to this clause (ii)) (x) the Marketing Period has ended and all of the conditions set forth in Section 6.1 and Section 6.2 were satisfied as of the date the Closing should have been consummated pursuant to the terms of this Agreement but for the failure of the Equity Financing to be funded in accordance with the terms thereof, (y) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (z) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur. Notwithstanding anything herein to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to enforce the terms of the Debt Financing Commitment, including by demanding Parent and/or Merger Sub file one or more lawsuits against the sources of Debt Financing to fully enforce such sources’ obligations thereunder and Parent’s and Merger Sub’s rights thereunder, only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and (ii) all of the conditions to the consummation of the financing provided by the Debt Financing Commitment (or, if alternative financing is being used in accordance with Section 5.15, pursuant to the commitments with respect thereto) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing). In the event that any suit, action or other proceeding should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy under applicable Law.
          (c) For the avoidance of doubt, under no circumstances will the Company or any of its affiliates be entitled, whether in contract, tort or otherwise, to monetary damages in excess of the aggregate amount of (A) the Reverse Termination Fee, (B) any reimbursement obligation of Parent pursuant to the first sentence of Section 7.2(h) and (C) the indemnification, reimbursement and expense obligations of Parent contained in Section 5.16(e). Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Until such time as Parent pays the Reverse Termination Fee, the remedies available to the Company pursuant to this Section 8.9 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Reverse Termination Fee under Section 7.2.
     8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF, RELATED TO, OR CONNECTED WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     8.11 Non-Recourse.
          (a) Except and solely to the extent otherwise set forth in the Sponsor Guarantees or the Equity Commitment Letters, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement, the Sponsor Guarantees or the Equity Commitment Letters (and then only to the extent of the specific obligations undertaken by such named party in this Agreement or the Sponsor Guarantees and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, or other Representative of any party hereto or any debt financing sources under the Debt Commitment Letters or their directors, officers, employees, members, partners, stockholders, affiliates, agents, attorneys and Representatives and their successors and assigns (collectively, the “Debt Financing Sources”) shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith.
          (b) The provisions of this Section 8.11 are intended to be for the benefit of, and enforceable by, the directors, officers, employees, incorporators, members, partners, stockholders, affiliates, agents, attorneys, and other Representatives of the parties hereto, and any debt financing sources under the Debt Commitment Letter, and each such person shall be a third party beneficiary of this Section 8.11.
[Signature Pages Follow]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

INC RESEARCH, LLC
By:	/s/ James T. Ogle
	Name:	James T. Ogle
	Title:	CEO

TRIANGLE TWO ACQUISITION CORP.
By:	/s/ James T. Ogle
	Name:	James T. Ogle
	Title:	CEO & President

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

KENDLE INTERNATIONAL INC.
By:	/s/ Dr. Stephen Cutler
	Name:	Dr. Stephen Cutler
	Title:	Chief Executive Officer

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